Exhibit 99.1

WHAT’S INSIDE

1	Notice of 2015 Annual General Shareholder Meeting	4
2	About Voting Your Shares	5
3	What the Meeting Will Cover	8
4	About the Nominated Directors	11
5	Director Compensation	18
6	Corporate Governance Practices	22
7	Committee Reports	35

EXECUTIVE COMPENSATION		42
8	The Board of Directors’ Letter to Shareholders	43
9	Compensation Discussion & Analysis	45
10	President and CEO Compensation	57
11	Compensation of Our Named Executive Officers	60

12	Other Important Information	76
13	Schedule A – BCE Amended and Restated By-Law One	78
14	Schedule B – Shareholder Proposals	83

Voting by proxy is the easiest way to vote

Please refer to your proxy form or your voting instruction form included in this package or to section 2 entitled About Voting Your Shares for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

  On the Internet

  By telephone

  By fax

  By mail

LETTER FROM THE CHAIR OF THE BOARD AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear fellow shareholders,

It is our pleasure to invite you to BCE’s 2015 Annual General Shareholder Meeting to be held at 9:30 a.m. on Thursday, April 30, 2015 at the Design Exchange in Toronto.

If you are unable to attend in person, a live webcast of the meeting will be available on our website at BCE.ca.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we encourage you to exercise your right in the manner that suits you best. We facilitate this process by enabling you to vote by proxy on the Internet, by phone, by fax or by mail. You can also vote in person at the meeting.

This circular provides details about all the items for consideration at the meeting, including information about nominated directors and their compensation, the auditors, our corporate governance practices, reports from the four standing committees of the Board, and shareholder proposals. It also contains detailed information about our philosophy, policies and programs for executive compensation and how your Board receives input from shareholders on these matters.

At the meeting, we will review our financial position, business operations and the value we are delivering to shareholders. We also look forward to responding to your questions.

Thank you for your support and continued confidence in BCE. We look forward to seeing you at this year’s meeting.

Sincerely,

Thomas C. O’Neill Chair of the Board	George A. Cope President and CEO
March 5, 2015

BCE Inc. 2015 PROXY CIRCULAR 1

SUMMARY

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

Shareholder voting matters

PAGE REFERENCE
VOTING MATTER	BOARD VOTE RECOMMENDATION	FOR MORE INFORMATION
Election of 13 Directors	FOR each nominee	8 and 11
Appointing Deloitte LLP as Auditors	FOR	8
Advisory Resolution on Executive Compensation	FOR	9 and 42
Amendments to BCE’s By-Law One	FOR	9 and 78
SHAREHOLDER PROPOSALS
Director Qualifications	AGAINST	10 and 83
Gender Equality	AGAINST	10 and 83
Business and Pricing Practices	AGAINST	10 and 84

Our director nominees

						BOARD AND
						COMMITTEE	OTHER
		DIRECTOR		INDE-	COMMITTEE	ATTENDANCE	PUBLIC
NAME	AGE	SINCE	POSITION	PENDENT	MEMBERSHIPS	2014	BOARDS	TOP THREE COMPETENCIES
B.K. Allen	66	2009	Operating Partner – Providence Equity Partners LLC	Yes	Compensation Governance	95%	3	Risk Management, Technology and Telecommunications
R.A. Brenneman	68	2003	Corporate Director	Yes	Compensation (Chair) Pension	94%	3	Investment Banking/Mergers & Acquisitions, CEO/Senior Management and Retail/Customer
S. Brochu	51	2010	President and CEO – Gaz Métro	Yes	Audit Governance	100%	1	Government/Regulatory Affairs, CEO/Senior Management and Retail/Customer
R.E. Brown	70	2009	Corporate Director	Yes	Compensation Governance (Chair)	95%	3	Investment Banking/Mergers & Acquisitions, CEO/Senior Management and Risk Management
G.A. Cope	53	2008	President and CEO – BCE Inc. and Bell Canada	No	–	100%	1	CEO/Senior Management, Media/Content and Telecommunications
D.F. Denison	62	2012	Corporate Director	Yes	Audit Pension (Chair)	90%	2	Accounting & Finance, CEO/Senior Management and Risk Management
R.P. Dexter	63	2014	Chair and CEO – Maritime Travel Inc.	Yes	Audit Pension	100%	4	Retail/Customer, Accounting & Finance and Risk Management
I. Greenberg	72	2013	Corporate Director	Yes	Audit Compensation	89%	1	CEO/Senior Management, Government/ Regulatory Affairs and Media/Content
G.M. Nixon	58	2014	Corporate Director	Yes	Compensation Governance	100%	1	CEO/Senior Management, Investment Banking/Mergers & Acquisitions and Risk Management
T.C. O’Neill	69	2003	Chair of the Board – BCE Inc. and Bell Canada	Yes	(1)	100%	3	Accounting & Finance, CEO/Senior Management and Risk Management
R.C. Simmonds	61	2011	Chair – Lenbrook Corporation	Yes	Audit Governance	100%	–	Government/Regulatory Affairs, Technology and Telecommunications
C. Taylor	69	2010	Corporate Director	Yes	Governance Pension	100%	–	Government/Regulatory Affairs, Media/Content and Telecommunications
P.R. Weiss	67	2009	Corporate Director	Yes	Audit (Chair) Pension	100%	2	Accounting & Finance, Investment Banking/Mergers & Acquisitions and Risk Management

(1)	As Chair of the Board, Mr. O’Neill is not a member of any committee of the Board but attends as ex officio member on all committees.

2 BCE Inc. 2015 PROXY CIRCULAR

Corporate governance

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

HIGHLIGHTS

  Added an additional share ownership requirement for non-executive directors of 7x the annual fee
  Appointed two new directors following the retirement of four directors, ensuring the appropriate mix of skills, expertise, experience and geographical representation is maintained at the Board level
  Adopted a Board diversity policy and a target that women represent at least 25% of non-executive directors by the end of 2017

  Adopted amendments to BCE’s By-law one that improve our governance
  Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees
  Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year

Details on page 22

Executive compensation

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, positioned at the 60th percentile of the comparator group.

  BASE SALARY: positioned at the median of our comparator group, rewards the scope and responsibilities of a position
  ANNUAL INCENTIVE: positioned at the 75th percentile of our comparator group, encourages strong performance against yearly corporate and individual objectives
  LONG-TERM INCENTIVE: brings total compensation to the 60th percentile of our comparator group, aligns with long-term interests of shareholders

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. For instance, the vesting of performance share units (PSUs) depends on the realization of our dividend growth policy, while stock options reflect our commitment to drive the share price for our stakeholders. Restricted share units (RSUs) provide a valuable retention tool in maintaining in place a world-class executive team.

2014 TARGET PAY AT RISK(1)

(1)	Based on 2014 actual base salary. At-risk components are based on target levels. Excludes pension and other compensation elements.

OVERVIEW OF EXECUTIVE COMPENSATION BEST PRACTICES ADOPTED BY BCE

  Stringent share ownership requirements
  Emphasis on pay at risk for executive compensation
  Double trigger change-in-control policy
  Anti-hedging policy on share ownership and incentive compensation
  Clawbacks for the President & CEO and all EVPs as well as all option holders
Caps on all Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to mid-term and long-term incentive grants Vesting criteria fully aligned to shareholder interests
Details on page 55

BCE Inc. 2015 PROXY CIRCULAR 3
1	NOTICE OF 2015 ANNUAL GENERAL SHAREHOLDER MEETING

1	NOTICE OF 2015 ANNUAL GENERAL SHAREHOLDER MEETING

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting
In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 5, 2015, unless otherwise indicated.

When
Thursday, April 30, 2015, 9:30 a.m. (Eastern time)

Where
Design Exchange, 234 Bay Street, Trading Floor, Toronto, Ontario

Webcast
A live webcast of the meeting will be available on our website at BCE.ca

What the meeting is about
1. receiving the financial statements for the year ended December 31, 2014, including the auditors’ reports
2. electing 13 directors who will serve until the end of the next annual shareholder meeting
3. appointing the auditors who will serve until the end of the next annual shareholder meeting
4. considering an advisory (non-binding) resolution on executive compensation
5. considering amendments to BCE’s By-law one relating to advance notice of the nomination of directors, quorum and other matters, as set out in section 3.5 and in Schedule A
6. considering the three shareholder proposals described in Schedule B

The meeting may also consider other business that properly comes before it.

You have the right to vote
You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 13, 2015.

You have the right to vote your shares on items 2 to 6 listed above and any other items that may properly come before the meeting or any adjournment.

Admission to the meeting
You will need to register with our transfer agent, CST Trust Company (CST), before entering the meeting.

Approval of this circular
The Board has approved the content of this circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at the meeting, and to each director and to the auditors.

By order of the Board,

Michel Lalande
Senior Vice-President – General Counsel and Corporate Secretary

Montréal, Québec
March 5, 2015

4 BCE Inc. 2015 PROXY CIRCULAR
	ABOUT VOTING YOUR SHARES	2

2	ABOUT VOTING YOUR SHARES

2.1 How to vote

The record date for determining shareholders entitled to vote is March 13, 2015. You have one vote for each common share you hold on that date. As at March 5, 2015, 841,389,487 common shares were outstanding.

Registered shareholders

You are a registered shareholder when your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 – BY PROXY (PROXY FORM)

You may give your voting instructions in the following manner:

INTERNET: go to www.cstvotemyproxy.com and follow the instructions

TELEPHONE: call 1-888-489-7352 (Canada and the United States) or 1-800-1960-1968 (other countries)

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder

FAX: complete the proxy form and return it by fax at 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries)

MAIL: return the completed proxy form in the prepaid envelope provided

Our transfer agent, CST, must receive your proxy form or you must have voted by Internet or telephone before 4:45 p.m. (Eastern time) on Wednesday, April 29, 2015.

OPTION 2 – IN PERSON AT THE MEETING

You do not need to complete or return your proxy form. You have to see a representative of CST before entering the meeting to register your attendance. Voting in person at the meeting will automatically cancel any proxy you completed and submitted earlier.

Non-registered shareholders

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 – BY PROXY (VOTING INSTRUCTION FORM)

You may give your voting instructions in the following manner:

INTERNET: go to www.ProxyVote.com and follow the instructions

TELEPHONE: call 1-800-474-7493 (English) or 1-800-474-7501 (French)

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder

FAX: complete the voting instruction form and return it by fax to 905-507-7793 or 514-281-8911

MAIL: return your voting instruction form in the prepaid envelope provided

Your intermediary must receive your voting instructions with sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 4:45 p.m. (Eastern time) on Wednesday, April 29, 2015. If you vote by Internet or telephone, you must do so prior to 4:45 p.m. (Eastern time) on Wednesday, April 29, 2015.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to CST by mail or fax.

OPTION 2 – IN PERSON AT THE MEETING

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the meeting if you have previously appointed yourself as the proxyholder for your shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. At the meeting, you should see a CST representative.

If you are unsure whether you are a registered or non-registered shareholder, please contact CST by email at bce@canstockta.com or by telephone: 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries)

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

BCE Inc. 2015 PROXY CIRCULAR 5
2	ABOUT VOTING YOUR SHARES

2.2 How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against” depending on the items to be voted on.

When you sign the proxy form or voting instruction form, you authorize S. Brochu, G.A. Cope, T.C. O’Neill or C. Taylor, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

  FOR electing the 13 nominated directors listed in the circular
  FOR appointing Deloitte LLP as auditors
  FOR approving the advisory resolution on executive compensation
  FOR approving the amendments to BCE’s By-law one
  AGAINST the three shareholder proposals.

You may appoint another person to go to the meeting and vote your shares for you. If you wish to do so, strike out the four names of the directors and write the name of the person voting for you in the space provided. This person does not have to be a shareholder. He or she must be present at the meeting to vote your shares. Your proxyholder will vote your shares as he or she sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

2.3 Changing your vote

You can change a vote you made by proxy by:

  voting again on the Internet or by telephone before 4:45 p.m. (Eastern time) on Wednesday, April 29, 2015 if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing and mailing it as instructed on your proxy form so that it is received before 4:45 p.m. (Eastern time) on Wednesday, April 29, 2015 if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Eastern time) on Wednesday, April 29, 2015, or by giving a notice in writing from you or your authorized attorney to the Chair of the meeting, at the meeting or any adjournment thereof.

2.4 How the votes are counted

The election of directors (subject to our majority voting guidelines – see section 3.2 entitled Electing directors), appointment of the auditors, approval of the advisory resolution on executive compensation, approval of the amendments to BCE’s By-law one and the vote on the shareholder proposals will each be determined by a majority of votes cast at the meeting by proxy or in person.

2.5 Confidentiality

CST counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

6 BCE Inc. 2015 PROXY CIRCULAR
	ABOUT VOTING YOUR SHARES	2

2.6 Electronic voting at the meeting

Voting on all proposals at the meeting will be done through the use of electronic ballot. This allows us to expedite the voting process and present the final votes on screen at the meeting.

On arrival at the meeting, all shareholders entitled to vote will be required to register with our transfer agent, CST, and given a hand-held device containing a personalized smart card with details of their shareholding to be used for the electronic vote. After each proposal is put to the meeting by the Chair, you will be asked to cast your vote by pressing a button on your keypad. All the votes represented by shareholders present at the meeting will be counted and added to those voted by proxy, and the final votes will be shown on screen at the meeting.

If you have already voted by proxy, you will not need a hand-held device as your vote will already have been registered. However, should you wish to change your vote and you are a registered shareholder, you will still be able to do so at the meeting using the hand-held device, and your vote on the day of the meeting will replace your vote by proxy.

2.7 Other information

To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2014, which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, compensation of directors and executives, amendments to BCE’s By-law one and the shareholder proposals. The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis of financial condition and results of operations (MD&A).

Proxy materials are sent to our registered shareholders through our transfer agent, CST. We do not send proxy-related materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

2.8 Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, a division of CST Investor Services Inc. (D.F. King).

North American Toll Free Phone: 1-866-822-1244

Banks, Brokers and Collect Calls: 416-682-3825

Facsimile: 647-351-3176
or North American Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained D.F. King to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

BCE Inc. 2015 PROXY CIRCULAR 7
3	WHAT THE MEETING WILL COVER

3	WHAT THE MEETING WILL COVER

3.1 Receiving our financial statements

BCE’s annual audited financial statements are included in our 2014 annual report.

3.2 Electing directors

Please see section 4 entitled About the Nominated Directors for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board and each was elected at our 2014 annual shareholder meeting held on May 6, 2014, by at least a majority of the votes cast, with the exception of Mr. Robert P. Dexter and Mr. Gordon M. Nixon, who were respectively appointed to the Board on November 1 and November 4, 2014. The Board recommends that you vote FOR the election of the 13 individuals nominated.

MAJORITY VOTING

Our guidelines with respect to the election of directors are that if any director nominee at an uncontested election does not receive a greater number of votes “For” his or her election than votes “Withheld” from such election, then such director nominee must immediately tender his or her resignation to the Board. The resignation will take effect only upon acceptance by the Board.

Within 90 days, the Board must determine either to accept or not the resignation and we will issue a press release announcing the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor. It is generally expected that the Governance Committee will recommend that the Board accept such resignation, except in exceptional circumstances.

You will be electing the 13 members of your Board

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election as directors of the nominated directors in this circular.

3.3 Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. Deloitte LLP and its predecessors have been the auditors of the Corporation since it was created in 1983. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.

Every year, the Audit Committee performs an assessment of the quality of the services rendered and the performance by Deloitte LLP as auditors of the Corporation. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings and the reports presented to the Audit Committee. Given the satisfactory results of the assessment regarding the 2014 audit, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

You will be appointing your auditors

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2014	2013
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit fees(1)	9.4	9.9
Audit-related fees(2)	1.7	1.7
Tax fees(3)	0.6	0.6
All other fees(4)	0.6	1.0
Total(5)	12.3	13.2

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2013 and 2014, the fees are for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $12.3 million for 2014 and $13.2 million for 2013 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.2 million in 2014 and $10.5 million in 2013.

8 BCE Inc. 2015 PROXY CIRCULAR
	WHAT THE MEETING WILL COVER	3

3.4 Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incented to create value for our shareholders on a sustainable basis. As a shareholder you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2015 Annual Meeting of Shareholders of BCE.

The Board recommends that you vote FOR this resolution.

Because your vote is advisory, it will not be binding upon the Board. However, the Management Resources and Compensation Committee of the Board (Compensation Committee) will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. Please see section 6.2 entitled Shareholder engagement for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation. The Board believes that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (CCGG) Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

You will vote on an advisory resolution on executive compensation

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

3.5 Considering amendments to BCE’s By-law one

You will be voting on the confirmation of certain amendments to By-law one of the Corporation that were adopted by the Board, on the recommendation of the Governance Committee, on February 5, 2015 (By-Law Amendments). The By-Law Amendments are summarized out below.

ADVANCE NOTICE REQUIREMENT

The By-Law Amendments incorporate an advance notice requirement for director nominations. The purpose of this requirement is to ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all director nominees in connection with any annual or special meeting of shareholders. The Board believes that this requirement establishes a transparent and fair process for all shareholders to follow if they intend to nominate directors, and for all shareholders to have sufficient time and information before they vote for the election of directors.

The amendment requires that a shareholder seeking to nominate individuals for election as directors provide timely notice thereof in proper written form to the Corporate Secretary of the Corporation. To be timely, the notice must be given (i) in the case of an annual meeting of shareholders, no later than the close of business on the 30th day before the date of the annual meeting of shareholders (unless the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, in which case the notice may be given not later than the close of business on the 10th day following the date of the public announcement), and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The By-Law Amendments also set forth the information that a shareholder must include in the notice for it to be in proper written form.

The advance notice requirements included in the By-Law Amendments do not interfere with the ability of shareholders to requisition a meeting or nominate directors by way of shareholder proposal in accordance with the Canada Business Corporations Act.

INCREASED QUORUM REQUIREMENTS

The By-Law Amendments also update our quorum requirements for shareholder and director meetings. In particular, the amendments (i) increase the quorum requirement for shareholder meetings to at least two shareholders representing 25% of the outstanding shares (from 20%), (ii) increase the quorum requirement for director meetings to at least a majority of the directors (from three directors), and (iii) eliminate the casting vote of the Chair at meetings of shareholders and directors.

You will be voting on amendments to BCE’s By-law one that improve our governance

The foregoing is only a summary of the principal provisions of the By-Law Amendments. The full text of the By-Law Amendments, as integrated into an amended and restated By-law one of the Corporation, is set out in Schedule A, showing the changes made (additions are underlined, text removed is struck out). Shareholders are encouraged to review the By-Law Amendments in their entirety.

BCE Inc. 2015 PROXY CIRCULAR 9
3	WHAT THE MEETING WILL COVER

The By-Law Amendments will come into effect upon their confirmation by shareholders at the meeting.

The resolution to confirm the By-Law Amendments is as follows:

Resolved, as an ordinary resolution, that the amendments to By-law one of the Corporation, in the form adopted by the Board of Directors of BCE Inc. on February 5, 2015 and reflected in the amended and restated By-law one of the Corporation attached as Schedule A to the management proxy circular of the Corporation dated March 5, 2015, be and are hereby confirmed.

We believe that these changes and updates are to the benefit of shareholders and demonstrate our continued commitment to adopt the highest possible standards of corporate governance. Accordingly, the Board recommends that you vote FOR the resolution approving the By-Law Amendments. In order to be confirmed, the resolution requires the affirmative vote of a simple majority of the votes cast, in person or by proxy, at the meeting.

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the resolution approving the By-Law Amendments.

3.6 Considering the shareholder proposals

You will be voting on three shareholder proposals that have been submitted for consideration at the meeting. These proposals are set out in Schedule B. The Board recommends that you vote AGAINST each proposal.

You will be voting on three shareholder proposals

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting AGAINST the three shareholder proposals in accordance with the Board’s recommendations set out in Schedule B.

3.7 Other business

Following the conclusion of the formal business to be conducted at the meeting, we will:

  provide an update on our business operations, and
  invite questions and comments from shareholders.

If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of CST and if the Chair of the meeting allows it.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

10 BCE Inc. 2015 PROXY CIRCULAR
	ABOUT THE NOMINATED DIRECTORS	4

4	ABOUT THE NOMINATED DIRECTORS

The following pages include a profile of each nominated director with an explanation of his or her experience, qualifications, top three areas of expertise, participation on the Board and its committees, ownership, value of equity securities of BCE and extent of fulfillment of the BCE share ownership requirements, as well as participation on the boards of other public companies. A more detailed description of our directors’ skills can be found under the heading Competency Requirements in section 6 entitled Corporate Governance Practices. For current committee memberships and current committee chairpersons, please refer to section 7 entitled Committee Reports. For more information on the compensation paid to non-management directors, please refer to section 5 entitled Director Compensation.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as of March 6, 2014 and March 5, 2015. The total value of common shares/DSUs is determined by multiplying the number of common shares and DSUs of BCE held by each nominee as of March 6, 2014 and March 5, 2015 by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on March 6, 2014 and March 5, 2015, respectively, being $48.26 and $55.10.

TOTAL SHAREHOLDINGS OF NOMINATED DIRECTORS

MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares	349,364	BCE Common Shares	406,444
BCE Deferred Share Units	1,151,056	BCE Deferred Share Units	1,264,393
Value ($)	72,410,269	Value ($)	92,063,118

Your directors own a significant shareholding interest in BCE, aligning their interests with yours

OPERATING PARTNER
Providence
Equity Partners
Since September 2007

Age - 66

Status - Independent

Joined Board - May 2009

Areas of Expertise
• Risk Management
• Technology
• Telecommunications

2014 Annual Meeting
Votes in favour: 98.93%

Mr. Allen is an Operating Partner of Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments). Prior to joining Providence in 2007, he was Executive Vice-President of Operations of Qwest Communications International (a telecommunications company), responsible for the company’s network and information technology operations and, prior to 2004, Executive Vice-President of Operations and Chief Human Resources Officer. In addition, since 2000, Mr. Allen has served as President of Allen Enterprises, LLC, a private equity investment and management company he founded. Mr. Allen holds a Bachelor of Arts degree from the University of Kentucky and an M.B.A. from Boston University.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	4/5	10/11
Compensation Committee	4/4	1/1	5/5	95%
Governance Committee	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
CDW Corporation		2008 – present
Fiduciary Management, Inc.		1996 – present		N/A
Harley-Davidson, Inc.		1992 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		22,500		BCE Common Shares	22,500
BCE DSUs		11,533		BCE DSUs	14,160
Value ($)		1,642,433		Value ($)	2,019,966
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (354%)		Ten-Year Target	Met (152%)

BCE Inc. 2015 PROXY CIRCULAR 11
4	ABOUT THE NOMINATED DIRECTORS

CORPORATE DIRECTOR
Since March 2010

Age - 68

Status - Independent

Joined Board -
November 2003

Areas of Expertise
• Investment Banking/Mergers & Acquisitions
• CEO/Senior Management
• Retail/Customer

2014 Annual Meeting
Votes in favour: 98.99%

Mr. Brenneman is a corporate director and was Executive Vice-Chairman, Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010 and was President and CEO of Petro-Canada (a petroleum company) from 2000 until August 2009. Before 2000, Mr. Brenneman spent more than 30 years with Imperial Oil Limited and its parent company, Exxon Mobil Corporation (both petroleum companies). He was a member of the board of the Canadian Council of Chief Executives until July 2009. Mr. Brenneman holds a B.Sc. in Chemical Engineering from the University of Toronto and a M.Sc. in Control Systems from the University of Manchester.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	4/5	10/11	94%
Compensation Committee (Chair)	4/4	1/1	5/5
Pension Committee	1/1	-	1/1
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Ithaca Energy Inc.		2010 – present
The Bank of Nova Scotia		2000 – present		N/A
WestJet Airlines Ltd.		2009 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		115,000		BCE Common Shares	123,804
BCE DSUs		49,094		BCE DSUs	54,107
Value ($)		7,919,176		Value ($)	9,802,896
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (1,720%)		Ten-Year Target	Met (737%)

PRESIDENT AND CEO
Gaz Métro
Since February 2007

Age - 51

Status - Independent
Joined Board - May 2010

Areas of Expertise
• Government & Regulatory Affairs
• CEO/Senior Management
• Retail/Customer

2014 Annual Meeting
Votes in favour: 98.80%

Ms. Brochu has been active in the energy industry for more than 25 years. She began her career in 1987 as a financial analyst for SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro Inc. (a diversified energy company), as Vice-President, Business Development. In 2005, Ms. Brochu was appointed Executive Vice-President. Since 2007, she has held the position of President and CEO of Gaz Métro Inc. and is a member of its Board of Directors. Ms. Brochu graduated in Economics from Université Laval, in Québec City, where she specialized in the energy sector. Ms. Brochu is actively involved with Centraide of Greater Montreal. She is also a director of Fondation Chagnon. She is the Chair of Forces Avenir, which promotes students’ involvement in their communities. She co-founded “80, ruelle de l’Avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to stay in school.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	5/5	11/11
Audit Committee	5/5	-	5/5	100%
Governance Committee	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Bank of Montreal		2011 – present		N/A
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		1,250		BCE Common Shares	1,250
BCE DSUs		17,613		BCE DSUs	22,589
Value ($)		910,328		Value ($)	1,313,529
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (230%)		Ten-Year Target	April 1, 2024 (99%)

12 BCE Inc. 2015 PROXY CIRCULAR
	ABOUT THE NOMINATED DIRECTORS	4

CORPORATE DIRECTOR
Since October 2009

Age - 70

Status - Independent

Joined Board - May 2009

Areas of Expertise
• Investment Banking/Mergers & Acquisitions
• CEO/Senior Management
• Risk Management

2014 Annual Meeting
Votes in favour: 98.72%

Mr. Brown is a corporate director and Chair of Aimia Inc. (formerly Groupe Aeroplan Inc., a loyalty program management company). He was President and CEO of CAE Inc. (a provider of simulation and modelling technologies as well as integrated training services for both civil aviation and defence customers) from 2004 to September 2009. Prior to joining CAE, Mr. Brown was Chair of Air Canada (an airline) during its restructuring from May 2003 to October 2004. Mr. Brown joined Bombardier Inc. (an aerospace, transportation and recreational products company) in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and CEO of Bombardier Inc. from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister of the Department of Regional Industrial Expansion. Mr. Brown holds a Bachelor of Science degree from the Royal Military College and attended the Advanced Management Program at the Harvard University Business School.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	4/5	10/11
Compensation Committee	4/4	1/1	5/5	95%
Governance Committee (Chair)	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Aimia Inc. (Chair)		2005 – present
Rio Tinto Limited		2010 – present		N/A
Rio Tinto plc		2010 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		30,000		BCE Common Shares	31,889
BCE DSUs		11,454		BCE DSUs	14,298
Value ($)		2,000,570		Value ($)	2,544,904
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (446%)		Ten-Year Target	Met (191%)

PRESIDENT AND CEO
BCE and Bell Canada

Since July 2008

Age - 53

Status - Not Independent

Joined Board - July 2008

Areas of Expertise
• CEO/Senior Management
• Media/Content
• Telecommunications

2014 Annual Meeting
Votes in favour: 96.85%

Mr. Cope has served as President and CEO of BCE and Bell Canada since July 2008. He was previously President and COO of Bell Canada. A seasoned Canadian communications executive. Mr. Cope had served in public-company CEO roles in the industry for more than 15 years prior to joining Bell in 2005. Mr. Cope holds an Honors Business Administration degree from Western University and serves on the Advisory Board of the university’s Ivey Business School. Mr. Cope is a Member of the Order of Canada.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	5/5	11/11	100%
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Bank of Montreal		2006 – present		Bell Aliant Inc. (Chair)	2011 – 2014
				NII Holdings, Inc.	2004 – 2010
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		49,869		BCE Common Shares	58,592
BCE DSUs		964,007		BCE DSUs	1,012,932
Value ($)		48,929,656		Value ($)	59,040,972
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Please see the heading Share Ownership Requirements on page 53 under section 9 entitled Compensation Discussion & Analysis for more details on Mr. Cope’s specific share ownership requirements, which are currently exceeded.

BCE Inc. 2015 PROXY CIRCULAR 13
4	ABOUT THE NOMINATED DIRECTORS

CORPORATE DIRECTOR

Since June 2012

CHARTERED
PROFESSIONAL
ACCOUNTANT

Age - 62

Status - Independent

Joined Board -
October 2012

Areas of Expertise
• Accounting & Finance
• CEO/Senior Management
• Risk Management

2014 Annual Meeting
Votes in favour: 99.10%

Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as Chair of Bentall Kennedy Limited Partnership (a real estate investment advisor) and Vice-Chair of Sinai Health Systems (a provider of healthcare services). He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the China Investment Corporation International Advisory Council, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto and is a Fellow of CPA Ontario.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	3/5	9/11
Audit Committee	5/5	-	5/5	90%
Pension Committee (Chair)	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Allison Transmission Holdings, Inc.		2013 – present		N/A
Royal Bank of Canada		2012 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		-		BCE Common Shares	-
BCE DSUs		4,910		BCE DSUs	9,683
Value ($)		236,957		Value ($)	533,533
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		April 1, 2019 (94%)		Ten-Year Target	April 1, 2024 (40%)

CHAIR AND CEO

Maritime Travel Inc.
Since July 1979

Age - 63

Status - Independent

Joined Board -
November 2014

Areas of Expertise
• Retail/Customer
• Accounting & Finance
• Risk Management

2014 Annual Meeting
Votes in favour: N/A

Mr. Dexter is Chair and CEO of Maritime Travel Inc. (an integrated travel company). He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has over 15 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant, and later the Bell Aliant boards until October 2014. Mr. Dexter is also a counsel to the law firm Stewart McKelvey.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	2/2	2/2	4/4
Audit Committee	-	-	-	100%
Pension Committee	-	-	-
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Empire Company Limited (Chair)		1987 – present		Bell Aliant Inc.	1999 – 2014
High Liner Foods Incorporated		1992 – present
Sobeys Inc. (Chair)		1998 – present
Wajax Corporation		1988 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		N/A		BCE Common Shares	7,526
BCE DSUs		N/A		BCE DSUs	17,544
Value ($)		N/A		Value ($)	1,381,357
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (242%)		Ten-Year Target	Met (104%)

14 BCE Inc. 2015 PROXY CIRCULAR
	ABOUT THE NOMINATED DIRECTORS	4

CORPORATE DIRECTOR

Since July 2013

Age - 72

Status - Independent

Joined Board - July 2013

Areas of Expertise
• CEO/Senior Management
• Government & Regulatory Affairs
• Media/Content

2014 Annual Meeting
Votes in favour: 83.55%

Mr. Greenberg is a corporate director and one of four brothers who founded Astral Media Inc. (a media company), which, over its 50-year history, grew from a photographic company into one of Canada’s leaders in pay- and specialty-TV, radio, out-of-home advertising and digital media. He was President and CEO of Astral Media Inc. from 1995 until July 2013, during which time the company achieved 16 consecutive years of profitable growth. Born in Montréal, he is a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	4/5	10/11
Audit Committee	4/5	-	4/5	89%
Governance Committee	1/1	1/1	2/2
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Cineplex Inc.		2010 – present		Astral Media Inc.	1973 – 2013
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		-		BCE Common Shares	10,000
BCE DSUs		1,749		BCE DSUs	5,727
Value ($)		84,407		Value ($)	866,558
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (152%)		Ten-Year Target	April 1, 2024 (65%)

CORPORATE DIRECTOR

Since September 2014

Age - 58

Status - Independent

Joined Board -
November 2014

Areas of Expertise
• CEO/Senior Management
• Investment Banking/Mergers & Acquisitions
• Risk Management

2014 Annual Meeting
Votes in favour: N/A

Mr. Nixon is a corporate director and from August 2001 to August 2014 was President and CEO of Royal Bank of Canada (a chartered bank). He first joined RBC Dominion Securities Inc. (an investment banking firm) in 1979, where he held a number of operating positions, serving as CEO from December 1999 to April 2001. Mr. Nixon is Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies. He also chairs the Queen’s University Capital Campaign. In 2012, he chaired the Ontario Premier’s Jobs and Prosperity Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds Honorary Doctorates of Laws from Queen’s University and Dalhousie University. He is a member of the Order of Canada and the Order of Ontario.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	2/2	2/2	4/4
Compensation Committee	-	-	-	100%
Governance Committee	-	-	-
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
George Weston Limited		2014 – present		Royal Bank of Canada	2001 – 2014
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		N/A		BCE Common Shares	20,000
BCE DSUs		N/A		BCE DSUs	606
Value ($)		N/A		Value ($)	1,135,391
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (199%)		Ten-Year Target	November 4, 2024 (85%)

BCE Inc. 2015 PROXY CIRCULAR 15
4	ABOUT THE NOMINATED DIRECTORS

CHAIR OF THE BOARD

BCE and Bell Canada

Since February 2009

CHARTERED
PROFESSIONAL
ACCOUNTANT

Age - 69

Status - Independent

Joined Board -
January 2003

Areas of Expertise
• Accounting & Finance
• CEO/Senior Management
• Risk Management

2014 Annual Meeting
Votes in favour: 98.29%

Mr. O’Neill has been Chair of BCE and Bell Canada since February 2009. He held a number of positions at PricewaterhouseCoopers (an accounting firm) and its related entities until 2002, including CEO and Chair of PricewaterhouseCoopers Consulting, COO of PricewaterhouseCoopers LLP, Global and CEO of PricewaterhouseCoopers LLP, Canada. Mr. O’Neill serves as Chair of St. Michael’s Hospital, where he has served on the Board since 2003. He is a former Vice-Chair of the Board of Trustees of Queen’s University and is a member of the Advisory Board of Queen’s University School of Business. Mr. O’Neill graduated from Queen’s University with a Bachelor of Commerce and is a Chartered Professional Accountant and a Fellow of CPA Ontario. He received an Honorary LLD from Queen’s University and is a Fellow of the Institute of Corporate Directors. In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit, the highest honour from CPA Ontario.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board (Chair)	6/6	5/5	11/11	100%
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
	Adecco S.A.	2004 – present
	Loblaw Companies Limited	2003 – present		Nexen Inc.	2002 – 2013
	The Bank of Nova Scotia (Chair)	2008 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
	BCE Common Shares	2,745		BCE Common Shares	2,883
	BCE DSUs	46,313		BCE DSUs	57,466
	Value ($)	2,367,539		Value ($)	3,325,230
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
	Five-Year Target	Met (261%)		Ten-Year Target	Met (112%)

CHAIR

Lenbrook Corporation

Since April 2002

Age - 61

Status - Independent

Joined Board - May 2011

Areas of Expertise
• Government & Regulatory Affairs
• Technology
• Telecommunications

2014 Annual Meeting
Votes in favour: 99.31%

Mr. Simmonds has been Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Engineering Science (Electrical) at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	5/5	11/11
Audit Committee	5/5	-	5/5	100%
Governance Committee	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
		N/A		N/A
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		104,000		BCE Common Shares	104,000
BCE DSUs		11,554		BCE DSUs	16,223
Value ($)		5,576,636		Value ($)	6,624,287
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (1,162%)		Ten-Year Target	Met (498%)

16 BCE Inc. 2015 PROXY CIRCULAR
	ABOUT THE NOMINATED DIRECTORS	4

CORPORATE DIRECTOR

Since September 2010

Age - 69

Status - Independent

Joined Board -
August 2010

Areas of Expertise
• Government & Regulatory Affairs
• Media/Content
• Telecommunications

2014 Annual Meeting
Votes in favour: 99.37%

Ms. Taylor is a corporate director and a member of the Trilateral Commission (a non-governmental international organization). She served as Chair of the Federal Finance Minister’s Economic Advisory Council from December 2008 to January 2010 and Minister of Finance for British Columbia from June 2005 to June 2008. Ms. Taylor was also Senior Advisor for Borden Ladner Gervais LLP (a law firm) until September 2010. Ms. Taylor is the former Chair of CBC/Radio-Canada, former Chair of Canada Ports, a public affairs broadcaster, Chancellor Emeritus of Simon Fraser University and Officer of the Order of Canada. Ms. Taylor holds four honorary degrees and earned her B.A. in English at University of Toronto’s Victoria College.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	5/5	11/11
Governance Committee	4/4	-	4/4	100%
Pension Committee	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
		N/A		The Toronto Dominion Bank	2009 – 2012
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		24,000		BCE Common Shares	24,000
BCE DSUs		8,000		BCE DSUs	10,448
Value ($)		1,544,320		Value ($)	1,898,085
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (333%)		Ten-Year Target	Met (143%)

CORPORATE DIRECTOR

Since April 2008

CHARTERED
PROFESSIONAL
ACCOUNTANT

Age - 67

Status - Independent

Joined Board - May 2009

Areas of Expertise
• Accounting & Finance
• Investment Banking/Mergers & Acquisitions
• Risk Management

2014 Annual Meeting
Votes in favour: 98.81%

Mr. Weiss has been a corporate director since 2008. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and a director and audit committee member of ING Bank of Canada until November 2012. He is a director and past Chair of Soulpepper Theatre Company and past Chair of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, Mr. Weiss was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.
BOARD & COMMITTEE ATTENDANCE DURING 2014
	REGULAR	SPECIAL	TOTAL	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	6/6	5/5	11/11
Audit Committee (Chair)	5/5	-	5/5	100%
Pension Committee	4/4	-	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS
		PRESENT BOARDS		PAST BOARDS (LAST FIVE YEARS)
Choice Properties REIT		2013 – present		N/A
Torstar Corporation		2009 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
		MARCH 6, 2014		MARCH 5, 2015
BCE Common Shares		-		BCE Common Shares	-
BCE DSUs		24,829		BCE DSUs	28,610
Value ($)		1,198,248		Value ($)	1,576,411
SHARE OWNERSHIP REQUIREMENTS - TARGET DATE TO MEET
Five-Year Target		Met (277%)		Ten-Year Target	Met (119%)

BCE Inc. 2015 PROXY CIRCULAR 17
5	DIRECTOR COMPENSATION

5	DIRECTOR COMPENSATION

This section provides information pertaining to the compensation, share ownership and share ownership requirements of our non-management directors.

Our compensation program for non-management directors has the following objectives:

  to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-management directors based on recommendations from the Governance Committee.

The Governance Committee regularly reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director.

Consistent with the risks and responsibilities of being an effective director, our aim is to ensure that our Board membership is of the highest quality and has a sufficient range of skills, expertise and experience

5.1 Comparator group

The comparator group used to benchmark the compensation of non-management directors and the share ownership requirements for 2014 is as follows:

COMPANY NAME	PRIMARY INDUSTRY
Bank of Montreal	Diversified Banks
Barrick Gold Corporation	Mining
Brookfield Asset Management Inc.	Asset Management and Custody Banks
Canadian Imperial Bank of Commerce	Diversified Banks
Canadian National Railway Company	Railroads
Canadian Natural Resources Limited	Oil and Gas Exploration and Production
Cenovus Energy Inc.	Integrated Oil and Gas
Enbridge Inc.	Oil and Gas Storage and Transportation
Manulife Financial Corporation	Life and Health Insurance
Power Corporation of Canada	Life and Health Insurance
Rogers Communications Inc.	Integrated Communications Services
Royal Bank of Canada	Diversified Banks
Suncor Energy Inc.	Integrated Oil and Gas
Sun Life Financial Inc.	Life and Health Insurance
Telus Corporation	Integrated Communications Services
The Bank of Nova Scotia	Diversified Banks
The Toronto-Dominion Bank	Diversified Banks
TransCanada Corporation	Oil and Gas Storage and Transportation

18 BCE Inc. 2015 PROXY CIRCULAR
	DIRECTOR COMPENSATION	5

The comparator group is composed of Canadian companies with a scope, complexity and size comparable to BCE, taking into account certain criteria, including market capitalization and revenue. The following table provides a breakdown of the comparator group by industry.

Of the companies in the non-management directors’ compensation comparator group, approximately 56% are also included in the executives’ compensation comparator group. Both comparator groups represent a sample of large Canadian companies. In developing the executives’ compensation comparator group, efforts were made to ensure that there was approximately equal representation of industries in the group, which was not a selection criteria when developing the non-management directors’ compensation comparator group.

5.2 Compensation levels

Non-management directors receive an all-inclusive annual flat fee (in lieu of retainers and attendance fees), in line with market best practices.

The following table shows the compensation levels for non-management directors:

COMPENSATION ($)(1)	LEVEL
190,000	Directors who serve on one committee of the Board
205,000	Directors who serve on two or more committees of the Board
225,000	Chair of the Governance Committee and Chair of the Pension Committee
250,000	Chair of the Audit Committee and Chair of the Compensation Committee
425,000	Chair of the Board

(1)	Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are, however, reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

5.3 Share ownership requirements

The Board establishes guidelines for the share ownership requirement of non-management directors. The following share ownership requirements apply to non-management directors, to be held either in BCE common shares and/or DSUs.

OWNERSHIP REQUIREMENT FOR DIRECTORS	VALUE	TIME TO MEET REQUIREMENT
Initial requirement of three times the base annual flat fee	$570,000	Within five years of being appointed to the Board
Additional requirement of seven times the base annual flat fee	$1,330,000	Within ten years of being appointed to the Board
SPECIFIC OWNERSHIP REQUIREMENT FOR THE CHAIR OF THE BOARD	VALUE	TIME TO MEET REQUIREMENT
Initial requirement of three times the Chair’s annual flat fee	$1,275,000	Within five years of being appointed Chair of the Board
Additional requirement of seven times the Chair’s annual flat fee	$2,975,000	Within ten years of being appointed Chair of the Board

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5	DIRECTOR COMPENSATION

The following table lists the number of BCE common shares and DSUs of BCE held by each current non-management director as of March  5, 2015, with the corresponding dollar value as of such date, and highlights where each non-management director stands in terms of fulfillment of the share ownership guidelines as of that date:

						5-YEAR SHARE	TARGET DATE TO MEET 5-YEAR REQUIREMENT	10-YEAR SHARE	TARGET DATE TO MEET 10-YEAR REQUIREMENT
	NUMBER OF		TOTAL NUMBER			OWNERSHIP		OWNERSHIP
	COMMON	NUMBER	OF COMMON	TOTAL VALUE	(1)	REQUIREMENT		REQUIREMENT
NAME	SHARES	OF DSUs	SHARES & DSUs	($)		($)		($)
B.K. Allen	22,500	14,160	36,660	2,019,966		570,000	Met (354%)	1,330,000	Met (152%)
R.A. Brenneman	123,804	54,107	177,911	9,802,896		570,000	Met (1,720%)	1,330,000	Met (737%)
S. Brochu	1,250	22,589	23,839	1,313,529		570,000	Met (230%)	1,330,000	April 1, 2024
R.E. Brown	31,889	14,298	46,187	2,544,904		570,000	Met (446%)	1,330,000	Met (191%)
D.F. Denison	–	9,683	9,683	533,533		570,000	April 1, 2019	1,330,000	April 1, 2024
R.P. Dexter(2)	7,526	17,544	25,070	1,381,357		570,000	Met (242%)	1,330,000	Met (104%)
I. Greenberg	10,000	5,727	15,727	866,558		570,000	Met (152%)	1,330,000	April 1, 2024
G.M. Nixon(3)	20,000	606	20,606	1,135,391		570,000	Met (199%)	1,330,000	November 4, 2024
T.C. O’Neill	2,883	57,466	60,349	3,325,230		1,275,000	Met (261%)	2,975,000	Met (112%)
R.C. Simmonds	104,000	16,223	120,223	6,624,287		570,000	Met (1,162%)	1,330,000	Met (498%)
C. Taylor	24,000	10,448	34,448	1,898,085		570,000	Met (333%)	1,330,000	Met (143%)
P.R. Weiss	–	28,610	28,610	1,576,411		570,000	Met (277%)	1,330,000	Met (119%)

(1)	The Total Value is determined by multiplying the number of common shares and DSUs of BCE held by each director as of March 5, 2015, by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on such date, being $55.10.
(2)	Mr. Dexter was appointed to the Board on November 1, 2014 and to the Audit and Pension Committees on November 6, 2014.
(3)	Mr. Nixon was appointed to the Board on November 4, 2014 and to the Compensation and Governance Committees on November 6, 2014.

In 2014, the share ownership requirements were increased significantly, from three times to seven times the annual base fee, placing BCE at the top of the comparator group

Current directors who do not meet the increased share ownership requirements that became effective on April 1, 2014 have five years from that date to meet the initial requirement, and ten years from that date to meet the additional requirement. Until the initial minimum share ownership level is attained, 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains the initial minimum share ownership level, at least 50% of the compensation is paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director.

5.4 Directors’ share unit plan

Under the share unit plan for non-employee directors (1997) (Directors’ Share Unit Plan), each non-management director receives at least 50% of his or her annual fees in DSUs and may elect to receive his or her remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE  common share.

Each director has an account where DSUs are credited (at the end of each quarter) and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

Directors are required to be paid entirely in the form of DSUs until they attain their initial share ownership requirement

5.5 Compensation of directors of subsidiary boards of directors

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly-traded subsidiaries.

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	DIRECTOR COMPENSATION	5

5.6 Compensation table

The following table provides details of the compensation provided to the non-management directors of the Corporation who served as directors during the year ended on December 31, 2014.

						ALLOCATION OF TOTAL COMPENSATION

				ALL OTHER
		FEES EARNED		COMPENSATION	TOTAL	IN CASH	IN DSUs
NAME	CURRENT COMMITTEE MEMBERSHIPS	($)	(3)	($)	COMPENSATION	($)	($)
B.K. Allen	Compensation, Governance	197,500		–	197,500	98,750	98,750
R.A. Brenneman	Compensation (Chair), Pension	243,750		–	243,750	121,875	121,875
S. Brochu	Audit, Governance	197,500		–	197,500	–	197,500
R.E. Brown	Compensation, Governance (Chair)	218,750		–	218,750	109,375	109,375
D.F. Denison	Audit, Pension (Chair)	218,750		–	218,750	–	218,750
R.P. Dexter(1)	Audit, Pension	33,981		–	33,981	–	33,981
I. Greenberg	Audit, Compensation	188,492		–	188,492	–	188,492
G.M. Nixon(2)	Compensation, Governance	32,310		–	32,310	–	32,310
T.C. O’Neill	Chair of the Board	425,000		–	425,000	–	425,000
R.C. Simmonds	Audit, Governance	197,500		–	197,500	–	197,500
C. Taylor	Governance, Pension	197,500		–	197,500	98,750	98,750
P.R. Weiss	Audit (Chair), Pension	243,750		–	243,750	121,875	121,875
Retired Directors
A. Bérard	N/A	96,277		–	96,277	–	96,277
A.S. Fell	N/A	58,791		–	58,791	–	58,791
E.C. Lumley	N/A	58,791		–	58,791	29,396	29,395
J. Prentice	N/A	66,099		–	66,099	–	66,099

(1)	Mr. Dexter was appointed to the Board on November 1, 2014 and to the Audit and Pension Committees on November 6, 2014.
(2)	Mr. Nixon was appointed to the Board on November 4, 2014 and to the Compensation and Governance Committees on November 6, 2014.
(3)	The amount of fees paid takes into account the changes in committee memberships during the year 2014.

5.7 Share-based awards

The following table includes details of outstanding DSUs for non-management directors of the Corporation who served on the Board during the year ended on December 31, 2014, including DSUs granted during 2014.

	SHARE-BASED AWARDS (DSUs) – VALUE VESTED DURING THE YEAR
	OUSTANDING					OUSTANDING
	DSUs AS OF			DIVIDEND-LIKE CREDIT IN THE FORM OF DSUs AWARDED IN 2014		DSUs AS OF
	DEC. 31, 2013	DIRECTOR’S FEES PAID IN DSUs IN 2014				DEC. 31, 2014
NAME	(# OF DSUs)	(# OF DSUs)	($)	(# OF DSUs)	($)	(# OF DSUs)
B.K. Allen	11,397	2,005	98,750	607	28,898	14,008
R.A. Brenneman	48,497	2,475	121,875	2,543	121,139	53,515
S. Brochu	17,408	4,010	197,500	932	44,428	22,350
R.E. Brown	11,320	2,221	109,375	604	28,781	14,145
D.F. Denison	4,863	4,442	218,750	282	13,436	9,588
R.P. Dexter(1)	–	638	33,981	–	–	17,358	(2)
I. Greenberg	1,739	3,822	188,492	114	5,439	5,675
G.M. Nixon(3)	–	606	32,310	–	–	606
T.C. O’Neill	45,769	8,639	425,000	2,443	116,420	56,852
R.C. Simmonds	11,424	4,010	197,500	621	29,575	16,054
C. Taylor	7,908	2,005	98,750	425	20,238	10,337
P.R. Weiss	24,531	2,475	121,875	1,294	61,651	28,300
Retired Directors
A. Bérard	61,707	2,001	96,277	3,241	154,402	66,949
A.S. Fell	61,708	1,227	58,791	3,236	154,167	66,171
E.C. Lumley	44,484	614	29,395	2,328	110,917	47,426
J. Prentice	9,543	1,365	66,099	231	11,012	–

(1)	Mr. Dexter was appointed to the Board on November 1, 2014 and to the Audit and Pension Committees on November 6, 2014.
(2)	Following completion of the acquisition of Bell Aliant Inc. by BCE, Mr. Dexter elected to convert his DSUs of Bell Aliant Inc. into DSUs of the Corporation, with appropriate adjustments.
(3)	Mr. Nixon was appointed to the Board on November 4, 2014 and to the Compensation and Governance Committees on November 6, 2014.

BCE Inc. 2015 PROXY CIRCULAR 21
6	CORPORATE GOVERNANCE PRACTICES

6	CORPORATE GOVERNANCE PRACTICES

This section provides information pertaining to our Board, the committees of our Board, our shareholder engagement and our ethical values and policies.

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our stakeholders

In 2013, the BCE Board was recognized by the Canadian Coalition for Good Governance, receiving the organization’s Gavel Award for best corporate governance disclosure, which underscores the importance of effective communications between corporations and their shareholders. The Canadian Society of Corporate Secretaries also named BCE the winner of its first-ever award for best overall corporate governance, recognizing our long history of best practices in building and sustaining shareholder and stakeholder value. In addition, BCE received the Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York. These achievements recognize the expertise and guidance provided by the BCE Board, and the hard work and dedication of the BCE team in ensuring rigorous governance over our Corporation’s operations.

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under “Governance Practices” in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE.

6.1 Board of directors

The Board has overall responsibility for the supervision of the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

  the Canada Business Corporations Act
  the Bell Canada Act
  other laws that apply to telecommunications and broadcasting companies laws of general application
  BCE’s articles and by-laws
  BCE’s administrative resolution and the written charters of the Board and each of its committees
  BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.
At each regular meeting, and special meeting when required, time is set aside for the directors to meet without management, that is, with only the independent directors

In 2014, the Board held six regular meetings and five special meetings. During 2014, each private session of the Board was chaired by Mr. T.C. O’Neill, Chair of the Board of BCE.

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	CORPORATE GOVERNANCE PRACTICES	6

Role of the Board of directors

The Board is responsible for the supervision of the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the coordinates set out in section 12.4.

The Board fulfills its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

STRATEGIC PLANNING

Each May, our executive leadership team reviews a current five-year strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks, and providing the foundation for our long-term capital planning. Each December, the Board holds a day-long session to review and approve our strategic plan which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. At that meeting, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including the significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

In addition to reviewing the strategic aspects of key corporate initiatives, the Board each year reviews the strategic plan for the Corporation and each business unit

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

Effective succession planning has long been a focus of the Board The Compensation Committee reviews the succession planning process and results for executive management annually

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is being developed at all levels in the organization. As such, the plan that is presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the Corporation, and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

RISK OVERSIGHT

At BCE, the full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The Board delegates responsibility for the execution of certain elements of the risk oversight program to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course. The Board retains overall responsibility for, as well as direct oversight of other risks, such as those relating to our regulatory environment, competitive environment, complexity, service and operational effectiveness, strategic network evolution, IT, strategy development and business integration.

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6	CORPORATE GOVERNANCE PRACTICES

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

  the Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, physical security, performance of critical infrastructure, information security, privacy and records management, business continuity and the environment the Compensation Committee oversees risks relating to compensation, succession planning and health and safety practices the Pension Committee has oversight responsibility for risks associated with the pension fund the Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.
We have robust processes in place to enable the Board to identify and monitor the significant risks to which our business is exposed

RISK MANAGEMENT CULTURE

There is a strong culture of risk management at BCE  that is actively promoted by the Board and the President and CEO at all levels within the organization. It has become a part of how the Corporation operates on a day-to-day basis and is woven into the structure and operating principles guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges to be managed, the clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for Bell Canada’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “Three Lines of Defence” approach to risk management that is aligned with industry best practices and is endorsed by the Institute of Internal Auditors.

First Line of Defence – Operational Management

The first line refers to management within Bell  Canada’s operational business segments (Wireless, Wireline, Media) (Bell), who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, create a high degree of accountability and transparency, in support of Bell’s risk management practices.

As risks emerge in the business environment they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management is integral to these activities in driving the identification of risks, assessment, mitigation and reporting at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal Enterprise Risk Reporting, which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-today basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

Second Line of Defence – Corporate Support Functions

Bell is a very large enterprise with approximately 51,000 employees, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances, operational management works both collaboratively with, and also relies on, the corporate functions that make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as others such as Legal and Regulatory, Corporate Responsibility, Real Estate and Procurement.

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	CORPORATE GOVERNANCE PRACTICES	6

  Finance Function: Bell’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of different activities, which include financial performance management, external reporting, capital management and oversight and execution practices related to the United States
  Sarbanes Oxley Act of 2002
  Corporate Security Function: this function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as cyber-security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to mitigate the organization’s risks
  Corporate Risk Management Function: this function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participates in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line of defence is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans. To further coordinate efforts between the first and second lines of defense, Bell has established a Security, Environmental, Health and Safety Committee (SEHS). A significant number of Bell’s most senior leaders are members of this committee, whose purpose is to oversee Bell’s strategic security, environmental, health & safety risks and opportunities. This cross functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources.

Third Line of Defence – Internal Audit Function

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in delivering against Bell’s strategic imperatives and to maintain an audit presence throughout Bell and its subsidiaries.

For a detailed explanation of the material risks applicable to BCE and its affiliates, see section 8 entitled Regulatory Environment and section 9 entitled Business Risks in BCE’s Management’s Discussion and Analysis dated March 5, 2015 included in BCE’s 2014 Annual Report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca.

Committees of the Board of directors

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Pension Committee.

It is BCE’s policy that each of the Audit Committee, the Compensation Committee and the Governance Committee must be comprised solely of independent directors

The Board has concluded that all of the directors who served as members of the Audit Committee, the Compensation Committee and the Governance Committee during 2014 are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines. In addition, all members of the Audit Committee met the more stringent Audit Committee independence tests under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2014 none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the Governance Committee and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form for the year ended December 31, 2014 (which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov).

As well, the position description of the committee chairs is detailed in the corresponding committee charter. At each regularly scheduled Board meeting, each committee of the Board, through the committee Chair, provides a report to the Board on its activities.

NUMBER OF
MEETINGS
COMMITTEE	HELD IN 2014	MEMBERS AT DECEMBER 31, 2014	INDEPENDENT
Audit	5	P.R. Weiss (Chair)	YES
		S. Brochu	YES
		D.F. Denison	YES
		R.P. Dexter	YES
		I. Greenberg	YES
		R.C. Simmonds	YES
Compensation	5	R.A. Brenneman (Chair)	YES
		B.K. Allen	YES
		R.E. Brown	YES
		I. Greenberg	YES
		G.M. Nixon	YES
Governance	4	R.E. Brown (Chair)	YES
		B.K. Allen	YES
		S. Brochu	YES
		G.M. Nixon	YES
		R.C. Simmonds	YES
		C. Taylor	YES
Pension	4	D.F. Denison (Chair)	YES
		R.A. Brenneman	YES
		R.P. Dexter	YES
		C. Taylor	YES
		P.R. Weiss	YES

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6	CORPORATE GOVERNANCE PRACTICES

AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board in its oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls the Corporation’s enterprise risk management processes.

Please refer to section 7.1 entitled Audit Committee report for a complete description of the committee.

COMPENSATION COMMITTEE

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities related to:

  compensation, nomination, evaluation and succession of officers and other management personnel
  BCE’s health and safety policies and practices.

Please refer to section 7.4 entitled Compensation Committee report for a complete description of the committee and for a description of fees paid to external compensation advisors in 2014.

GOVERNANCE COMMITTEE

The purpose of the Governance Committee is to assist the Board in:

  developing and implementing BCE’s corporate governance guidelines identifying individuals qualified to become members of the Board determining the composition of the Board and its committees determining the directors’ remuneration for Board and committee service developing and overseeing a process to assess the Chair of the Board, the Board, committees of the Board, chairs of committees, and individual directors reviewing, and recommending for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Please refer to section 7.2 entitled Governance Committee report for a complete description of the committee.

PENSION COMMITTEE

The purpose of the Pension Committee is to assist the Board in its oversight responsibilities related to:

  the administration, funding and investment of BCE’s pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the fund and the participant subsidiaries’ pension funds.

Please refer to section 7.3 entitled Pension Committee report for a complete description of the committee.

Chair of the Board of directors

BCE’s by-laws provide that directors may determine from time to time whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director”, who is responsible for ensuring that the Board can function independently of management.

For the past several years, the Board has decided that the Chair should be separate from management

Mr. T.C. O’Neill is currently serving as Chair of the Board and is not an executive officer of BCE. He is considered independent under our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

The detailed mandate of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

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President and CEO

BCE’s President and CEO has primary responsibility for the management of the business and affairs of BCE. As such, the President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, he provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board. The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

Composition of the Board of directors and nomination of directors

In terms of the composition of BCE’s Board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the Board routinely deals.

The Board reviews each director’s contribution and determines whether the Board’s size allows it to function efficiently and effectively. The Board believes that a board of directors composed of 13 members promotes effectiveness and efficiency.

The Board aims to attract the most highly qualified directors and to achieve a board:

  of an appropriate size that can function effectively as a body with an appropriate and diverse mix of skills, expertise and experience among its members, and with a membership that is geographically representative of BCE’s shareholder base.

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience and general conformity with the Board composition policy.

In November 2014, on the recommendation of the Governance Committee, the Board appointed two new directors following the retirement of four directors, ensuring the appropriate mix of skills, expertise, experience and geographical representation is maintained at the Board level

The two new directors are:

  Robert P. Dexter of Halifax (Nova Scotia), Chair and CEO of Maritime Travel Inc., and a member of the Board of Bell Aliant Inc. prior to its privatization by BCE on October 31, 2014. More information regarding Mr. Dexter can be found in section 4 entitled About the Nominated Directors
  Gordon M. Nixon of Toronto (Ontario), corporate director, and until August 2014 President and CEO of Royal Bank of Canada.
  More information regarding Mr. Nixon can be found in section 4 entitled About the Nominated Directors.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but with respect to term limits, it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, is able to, in certain circumstances, extend a director’s initial 12-year term limit.

In February 2015, the Board, on the recommendation of the Governance Committee, approved a one-year extension of the term of Mr. T.C. O’Neill as director of BCE. This one-year extension was approved to ensure a seamless transition to the position of Chair of the Board following a significant number of changes to the composition of the Board in 2014, including the departure of four directors and the appointment of two new directors. The Governance Committee, in making its recommendation to the Board, considered the exceptional contribution of Mr. O’Neill as Chair of the Board as well as the following factors, among other:

  the need to ensure that the Board maintains an appropriate level of experience in and knowledge of BCE’s business to allow it to discharge its duties effectively
  Mr. O’Neill is retired and is not involved in professional activities other than serving on various public company boards of directors
  Mr. O’Neill has extensive experience and knowledge of BCE’s business as Chair of the Board, which serves the best interests of BCE  shareholders
  Mr. O’Neill has attended 100% of Board meetings since his appointment as Chair in 2009.
In 2015, the Board adopted a diversity policy and a target regarding the representation of women on the Board

In February 2015, the Board, on the recommendation of the Governance Committee, updated its Board composition policy (now the Board composition and diversity policy) to incorporate certain considerations in respect of Board diversity.

The policy provides that the Governance Committee will, when identifying and considering individuals for election to the Board within the general framework set out above, consider only the most qualified candidates based on their skills, expertise, experience and background. It will also consider the level of representation of women on the Board, and strive to include, within the candidates considered, individuals with a diverse background, including gender, ethnicity, age and experience. Pursuant to the policy, the Governance Committee may, subject to approval of the Board, adopt targets regarding the representation of women on the Board. Finally, the policy states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and

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cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee will consider its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

In February 2015, the Board, on the recommendation of the Governance Committee, approved a target that women represent at least 25% of non-executive directors by the end of 2017. The director nominees for the meeting include two women, representing 17% of non-executive director nominees and 15% of all director nominees.

Competency requirements

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required at the Board for a company like ours. Each director has to indicate the degree to which he or she believes they possess these competencies. The table below lists the top three competencies of our current directors together with their age range, tenure, linguistic background and residency.

(1)	Definition of core competencies
  Telecommunications: senior executive experience in the telecommunications industry
  Media/Content: senior executive experience in the media or content industry
  Retail/Customer: senior executive experience in a mass consumer industry
  Technology: senior executive experience in the technology industry
  CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization
  Accounting & Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with financial internal controls, and Canadian GAAP/IFRS
  Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada
  Investment Banking/M&A: experience in investment banking and/or major transactions involving public companies
  Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting.

Audit Committee members’ financial literacy, expertise and simultaneous service

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”. In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2014 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, as well as members during 2014, the Board determined that at least one of the members of the Audit Committee, being its Chair, Mr. P.R. Weiss, is qualified as an “audit committee financial expert”.

The NYSE rules followed by the Corporation require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. None of the current members of the Audit Committee serve on the audit committee of more than three public companies.

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Board of directors’ assessments

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs and himself or herself as a member of the Board. For 2014, the assessment process was conducted as follows:

Each director completed questionnaires aimed at evaluating his or her own performance as a member of the Board, the performance of the Board as a whole and its Chair, as well as the performance of each Board committee on which she or he serves and their respective Chair.

Each director then met separately with the Chair of the Board and the Chair of the Governance Committee to review the results of the questionnaires and to discuss and assess the performance of the Board and its Chair, the committees and their Chairs and their director colleagues.

Following this process, in camera sessions of the Governance Committee and the Board were held, at which the feedback from the questionnaires and the one-on-one meetings and the appropriateness of any modifications or enhancements were reviewed and discussed.

Independence of the Board of directors

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and can be found in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire, biographical information of directors, our internal corporate records, external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated. Among other things, the Board considered whether the independence of Mr. I. Greenberg, who brings significant, important and necessary media industry experience to the Board, the Audit Committee and the Compensation Committee, was affected by the fact that he held the position of CEO of Astral Media Inc. (“Astral”), a company acquired by BCE  in July 2013. The Board determined that his independence was not affected by this factor, including for the following reasons: (i) upon closing of the acquisition, all of Mr. Greenberg’s relationships with Astral ceased, (ii) Mr. Greenberg joined the BCE Board following the closing of the acquisition, (iii) Mr. Greenberg has never held any employment or executive position with BCE or its affiliated entities, (iv) Mr. Greenberg did not retain any interest in Astral following the acquisition, no amounts were or are owed to him by BCE, nor did he receive any interest in BCE on closing, (v) Mr. Greenberg receives no compensation from BCE or its affiliated entities other than director fees, (vi) Astral, which represented approximately 5% of BCE’s revenues and assets, has been fully integrated in the Bell Media division, and (vii) Mr. Greenberg does not have any other material relationship with BCE or its affiliated entities. As part of its determination, the Board considered the level of integration of Astral into BCE’s Bell Media unit, in particular the fact that Bell’s financial and control systems apply to all of Bell Media, including the businesses that were formerly Astral.

As a result of the foregoing assessment, the Board determined that each of BCE’s current director nominees (with the exception of our President and CEO, Mr. G.A. Cope) does not have a material relationship with BCE and is independent. As an officer of BCE, Mr. G.A. Cope is not considered to be independent under these rules.

All Board members other than the President and CEO are independent All members of the committees of the Board are independent

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards. The Board has determined that, as of the date of this circular, members of all committees of the Board are independent and that members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

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Board interlocks

The Board’s approach to board interlocks is to the effect that no more than two Board members may sit on the same public company board.

Common memberships on boards of public companies among our current directors are set out in this table. The Board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our Board.

COMPANY	DIRECTOR	COMMITTEE MEMBERSHIP
Bank of Montreal	S. Brochu	Audit
	G.A. Cope	Human Resources
The Bank of Nova Scotia	R.A. Brenneman	Human Resources, Executive and Risk
	T.C. O’Neill	Audit, Governance, Executive and Risk, Human Resources

STATUS OF DIRECTOR NOMINEES
REASON FOR
NAME	INDEPENDENT	NOT INDEPENDENT	NON-INDEPENDENT STATUS
B.K. Allen	X
R.A. Brenneman	X
S. Brochu	X
R.E. Brown	X
G.A. Cope		X	President and CEO
D.F. Denison	X
R.P. Dexter	X
I. Greenberg	X
G.M. Nixon	X
T.C. O’Neill	X
R.C. Simmonds	X
C. Taylor	X
P.R. Weiss	X

Expectations and personal commitments of directors

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflicts of interest guidelines (see below for details), the share ownership guidelines (see section 5 entitled Director Compensation for details) and the Code of Business Conduct (see further under Ethical Business Conduct for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own field of expertise.

In 2014, the current directors, as a group, attended 97% of all Board and committee meetings and 100% of regular Board meetings

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, the Board recommends that directors limit the number of boards of directors on which they serve to no more than six public company boards, including BCE’s Board.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

The following table indicates the attendance of our current directors at Board and committee meetings during 2014:

	REGULAR	SPECIAL	TOTAL	AUDIT	COMPENSATION	GOVERNANCE	PENSION
NAME	BOARDS	BOARDS(1)	BOARDS	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	TOTAL
B.K. Allen	6/6	4/5	10/11	–	5/5	4/4	–	95%
R.A. Brenneman	6/6	4/5	10/11	–	5/5 (Chair)	–	1/1	94%
S. Brochu	6/6	5/5	11/11	5/5	-	4/4	–	100%
R.E. Brown	6/6	4/5	10/11	–	5/5	4/4 (Chair)	–	95%
G.A. Cope	6/6	5/5	11/11	–	–	–	–	100%
D.F. Denison	6/6	3/5	9/11	5/5	–	–	4/4 (Chair)	90%
R.P. Dexter(2)	2/2	2/2	4/4	–	–	–	–	100%
I. Greenberg	6/6	4/5	10/11	4/5	2/2	–	–	89%
G.M. Nixon(2)	2/2	2/2	4/4	–	–	–	–	100%
T.C. O’Neill(3)	6/6	5/5	11/11	–	–	–	–	100%
R.C. Simmonds	6/6	5/5	11/11	5/5	–	4/4	–	100%
C. Taylor	6/6	5/5	11/11	–	–	4/4	4/4	100%
P.R. Weiss	6/6	5/5	11/11	5/5 (Chair)	–	–	4/4	100%
TOTAL	100%	90%	95%	96%	100%	100%	100%	97%

(1)	Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available but certain members may be unable to attend.
(2)	Mr. Dexter was appointed to the Board on November 1, 2014 and to the Audit and Pension Committees on November 6, 2014. Mr. Nixon was appointed to the Board on November 4, 2014 and to the Compensation and Governance Committees on November 6, 2014.
(3)	As Chair of the Board, Mr. O’Neill is not a member of any committee of the Board but attends as an ex officio member on all committees.

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Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflicts of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates. This procedure is followed on an “as-required” basis.

Orientation and continuing education

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide to new and existing directors a comprehensive reference manual containing information with respect to: all key corporate and Board policies, including the Code of Business Conduct; the structure and responsibilities of the Board and its committees; the legal duties and liabilities of directors; and BCE’s articles and by-laws.

All directors have regular access to senior management to discuss Board presentations and other matters of interest. We also give directors the opportunity to enhance their understanding of our operations and the telecommunications and media industries through various site visits or pairings for one day with field technicians.

The Board has adopted guidelines with respect to directors’ attendance at external continuing education programs under which BCE  reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be industry-specific to BCE or whether relevant to fulfilling their role as a director. During 2014, our directors have attended a number of such events in various areas of relevance to their function as Board member.

Furthermore, in recognition of the rapidly changing technology and competitive environment in our business, the Board, at regularly scheduled meetings, requires management to provide an in-depth review of the business segments in which we operate, as well as our industry in general. We have listed below a sample of different internal sessions attended by our directors in 2014.

DATE	SUBJECT	ATTENDEES	PRESENTED BY
February 5, March 5, August 6	Update on executive compensation trends and best practices	Compensation Committee Members	EVP – Corporate Services
February 5, March 5, May 5, August 6, November 5	Update on audit governance and major accounting policies	Audit Committee Members	Senior Vice-President and Controller
February 5, March 5, August 6, November 5	Update on developments in corporate governance	Governance Committee Members	Senior Vice-President – General Counsel and Corporate Secretary
November 5	Update on Bell’s mental health initiatives	Governance Committee Members	Chair – Bell Mental Health Initiative
February 5, May 5, August 6, November 5	Update on pension reform initiatives	Pension Fund Committee Members	Vice-President – Pension & Benefits
February 5, March 6, August 6	Update on regulatory developments	All Board Members	EVP and Chief Legal & Regulatory Officer
March 6	Update on media business	All Board Members	President – Bell Media
August 7	Update on wireless business	All Board Members	President – Bell Mobility & BRS & Chief Brand Officer
November 6	Enterprise risk management presentation	All Board Members	Vice-President – Audit and Risk Advisory Services
November 6	Update on customer operations	All Board Members	EVP – Customer Operations
December 10	Presentations by all business units	All Board Members	Each Business Unit Head

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6.2 Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of the senior management team are regularly invited to speak at broker-sponsored industry investor conferences. All these presentations are accessible to our shareholders on our website at BCE.ca.

Shareholders can communicate with the Corporation through various means, including email and telephone

Our Investor Relations department is committed to meeting with brokers and actively engages with retail shareholders to address any shareholder-related concerns and to provide public information on the Corporation. On a regular basis, either the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters on our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders the following means of communication are available:

  communicating with the Compensation Committee by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3, or by email: corporate.secretariat@bell.ca using our web tool, accessible through our website at BCE.ca under the banner “2015 Annual Meeting of Shareholders” and then following the instructions on screen, or calling us at 1-800-339-6353 (service in both English and French).

The Corporation will review all correspondence received and will periodically post a summary of comments received, if any, together with our responses on our website, accessible through BCE.ca under the banner “2015 Annual Meeting of Shareholders”.

Also, the Compensation Committee and the Board will review and analyze the results of the advisory vote on our approach to executive compensation and will take into consideration such results when reviewing executive compensation philosophy, policies and programs.

The Board confirms that our current practices achieve substantially the same results as the CCGG’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

6.3 Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and our oversight of corporate policies across BCE.

BCE’s EVP and Chief Legal & Regulatory Officer has overall responsibility for (among other things):

  the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training our anonymous 24/7 Employee Help Line that assists employees with any ethical issues and reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and the oversight of BCE’s corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.
Corporate policies

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters (Whistleblowing Procedures), the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management personnel in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct.

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This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

The Board requires all directors, executives and employees to certify annually their compliance with our Code of Business Conduct

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct within the first week of being hired. All employees are required to complete the online training course every two years.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. In addition to the requirements to comply with the conflict of interest guidelines and procedures set out in the Code of Business Conduct, all employees are required to disclose to the Corporate Secretary any potential or actual conflict of interest. The Corporate Secretary is responsible for managing and resolving conflict of interest issues of employees.

The Audit Committee has established whistleblowing procedures for confidentially and anonymously submitting concerns from employees about questionable accounting or auditing matters

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Employee Help Line can be accessed online on a completely anonymous and confidential 24/7 basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. This system is administered by an independent firm specializing in the field. This system also provides employees a means to track the progress of their enquiries online, responds to requests for additional information (when required) and provides BCE with an auditable record of issues raised.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:

  accounting, internal accounting control or auditing matters, and evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries.

Our employees have several means of communication available to them, such as an Employee Help Line that can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis, e-mail and regular mail.

DISCLOSURE POLICY

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours.

AUDITOR INDEPENDENCE POLICY

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries preapproving all services to be provided by the external auditors of the Corporation and its subsidiaries, and establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are preapproved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors, and at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the preapproval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

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Oversight and reports

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee has the responsibility for the content of the policies with respect to ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice-President – Audit and Risk Advisory Services providing details of complaints received, if any, in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the EVP and Chief Legal & Regulatory Officer, the Senior Vice-President – General Counsel and Corporate Secretary or the Vice-President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

Governance disclosure

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

  the charter of the Board, as well as of each of its committees, including the position description of their respective chairs the position description of the President and CEO
  our director independence standards
  our key corporate policies, including our Code of Business Conduct a summary of the differences between the NYSE rules and BCE’s corporate governance practices this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

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	COMMITTEE REPORTS	7

7	COMMITTEE REPORTS

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1 Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see Schedule 1 – Audit Committee Information in our annual information form for the year ended December 31, 2014 (which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

Highlights for 2014

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2014. Time is set aside at each regularly scheduled meeting for the committee members to meet without management, and the internal and external auditors and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2014:

  assessing the appropriateness of our financial reporting
  reviewing the adequacy of policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and environmental policy monitoring the application of International Financial Reporting Standards (IFRS), and
  overseeing all aspects of the internal and external audit functions.

FINANCIAL REPORTING

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

  our annual financial statements and quarterly interim financial reports the related management’s discussion and analysis of financial condition and results of operations (MD&A)
  our annual report on Form 40-F for U.S. purposes
  our annual information form (AIF)
  our earnings press releases, and
  our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

  the Corporation’s financial reporting is complete and fairly presented in all material respects, and the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

DISCLOSURE CONTROLS & PROCEDURES

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifi-cations provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported on a timely basis. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

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As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

  they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures they have evaluated the effectiveness of these disclosure controls and procedures the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2014, which is filed as part of the Corporation’s annual report. This management report contains:

  a statement of management’s responsibilities for establishing and maintaining adequate ICFR a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2014.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest as to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee based on their most recent evaluation of ICFR:

  all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2014 to receive status reports on management’s documentation and assessment process. Management and the President and CEO and the CFO provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2014. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2015.

Audit function

EXTERNAL AUDITORS

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

  evaluating the external auditors annually and comprehensively at least every five years, to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

INTERNAL AUDITOR

The Audit Committee also oversees the internal audit function.

This includes:

  overseeing internal audit plans, staffing and budgets
  evaluating the responsibilities and performance of the internal auditor, and reviewing periodic internal audit reports and corrective actions being taken.

The Vice-President, Audit and Risk Advisory Services reports directly to the Chair of the Audit Committee.

RISK MANAGEMENT

The Audit Committee also reviews, monitors, reports on and, where appropriate, provides recommendations to the Board regarding:

  our processes for identifying, assessing and managing risk, and our major financial risk exposures and the steps we take to monitor and control such exposures.

For additional information, please see Risk Oversight under section 6 entitled Corporate Governance Practices.

OTHER

The Audit Committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter. Finally, the Audit Committee reports regularly to the Board on its activities.

Report presented March 5, 2015, by:

P.R. Weiss, Chair
S. Brochu, D.F. Denison, R.P. Dexter, I. Greenberg, R.C. Simmonds

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	COMMITTEE REPORTS	7

7.2 Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

Highlights for 2014

The Governance Committee held four meetings in 2014. The Governance Committee communicates regularly and directly with the officers. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Highlights of items reviewed, reported on or recommended by the Governance Committee to the Board in 2014 include the following:

  the size and composition of the Board to ensure that the Board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca the financial literacy and expertise of the members of the Audit Committee the consideration of existing and new board interlocks and of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director the appointment of two new directors in November  2014
  the changes in the composition of the Board committees
  the nominees for director who will stand for election at the meeting the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair the directors’ attendance record
  the review of the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate (please refer to section 5 entitled Director Compensation for a complete description of the directors’ compensation in 2014)
  the monitoring of corporate governance developments
  how we align with various corporate governance guidelines and initiatives the Board’s statement of corporate governance principles and guidelines, including the majority voting guidelines for the election of directors the manner in which our shareholders will exercise their voting rights at the meeting the approval in February 2015 of a Board diversity policy as well as a target that women represent at least 25% of non-executive directors by the end of 2017, and the approval in February 2015 of amendments to BCE’s By-law one as described in section 3.5 entitled Considering amendments to BCE’s By-law one.

The Governance Committee also reviews annually the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of each other committee of the Board. Finally, the Governance Committee reports regularly to the Board on its activities.

Report presented March 5, 2015, by:

R.E. Brown, Chair
B.K. Allen, S. Brochu, G.M. Nixon, R.C. Simmonds, C. Taylor

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7.3 Pension Committee report

The Pension Committee advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master fund. For the defined benefit component, the master fund is a unitized pooled fund that the Corporation sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries. For the defined contribution component, various investment options are offered. The charter of the Pension Committee is available in the governance section of our website at BCE.ca.

Highlights for 2014

The Pension Committee held four meetings in 2014. The Pension Committee communicates regularly and directly with the officers of the Corporation. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Highlights of items reviewed and monitored, reported on or recommended by the Pension Committee to the Board in 2014 include the following:

  the performance of the pension funds and the applicable statements of investment policies and procedures and, in particular:
    revising investment parameters such as the allocation of the fund’s equity investments and the overall structuring of the pension fund assets and the associated investment performance benchmarks requesting regular updates on discussion between management and their pension investment advisory committee continuing to monitor the allocation of fund assets between equities and fixed income to align more appropriately with pension liabilities the financial situation and ensuring required funding of BCE’s and Bell Canada’s pension plans and, in particular, their sensitivity to the volatility of financial markets and to the applicable long-term discount rates the pension integration plan for Bell Media and approving the required amendments to the Bell Media pension plans the overall structure of the investment process, including the periodic review of the performance of applicable investment managers, and the review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust fund.

The Pension Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. Finally, the Pension Committee reports regularly to the Board on its activities.

Report presented March 5, 2015, by:

D.F. Denison, Chair
R.A. Brenneman, R.P. Dexter, C. Taylor, P.R. Weiss

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	COMMITTEE REPORTS	7

7.4 Compensation Committee report

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s health and safety policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive Compensation, on page 42, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

In 2014 with the retirements of André Bérard and Anthony Fell from the Board, we welcomed Ian Greenberg and Gordon M. Nixon to the Committee. Their experience and skills will enrich and broaden the portfolio of knowledge and experience of the Committee. All members of the Compensation Committee have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly-traded corporations or as chairs and CEOs of sizeable businesses operating within large publicly-traded corporations, as well as through other means. All members serve or have served on compensation or human resources committees of other public companies or have extensive knowledge of the most important subjects related to executive compensation (such as the review of compensation contracts, leadership and succession planning, the development of incentive plans, the analysis of the compensation market, the financial analysis of compensation plans, pension fund administration, the regulatory environment and the negotiation of employment conditions). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

NAME	CEO/EVP/CHIEF HR OF OTHER CORPORATION	MEMBER/CHAIR OF HR COMMITTEE	PENSION FUND ADMINISTRATION	DRAFTING/ REVIEW OF COMP. CONTRACTS	LEADERSHIP AND SUCCESSION PLANNING	DEVELOPMENT/ OVERSIGHT OF INCENTIVES	FINANCIAL AND MARKET ANALYSIS OF COMPENSATION	NEGOTIATION OF EMPLOYMENT CONDITIONS
R.A. Brenneman	X	X	X	X	X
B.K. Allen	X	X			X		X	X
R.E. Brown	X		X	X	X			X
I. Greenberg	X	X			X	X	X
G.M. Nixon	X	X			X	X	X

Highlights for 2014

The Compensation Committee held five meetings in 2014. At each regularly scheduled meeting, the committee held an in-camera session with no members of management or advisors present.

Highlights of items reviewed, reported on or recommended by the Compensation Committee to the Board in 2014 include the following:

  the review of executive compensation philosophy, policies and arrangements. These are further detailed under section 8 entitled The Board of Directors’ Letter to Shareholders and section 9 entitled Compensation Discussion & Analysis the review and monitoring of the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks the review of proposed major changes in organization or personnel with the President and CEO the review of the President and CEO’s performance and recommendation of the terms of his compensation to the independent directors of the Board for their approval the review with the President and CEO of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components the review with the President and CEO of the Corporation’s management resources and plans for ensuring appropriate succession for officers and other senior management personnel the review of benefit plans under the Compensation Committee’s authority the review of the equity programs and grant policy

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7	COMMITTEE REPORTS

  the determination of equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9 entitled Compensation Discussion & Analysis and section 11 entitled Compensation of Our Named Executive Officers the monitoring of developments related to executive compensation the monitoring of the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders the review of the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met the review of this report of the Compensation Committee and the
  Compensation Discussion & Analysis and Compensation of Our Named Executive Officers disclosure the review of our employee survey results
  the review of health and safety statistics and compliance with respect to health and safety policies.

The Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. At each regularly scheduled Board meeting, the Compensation Committee, through its Chair, provides a report to the Board on its activities.

RISK ASSESSMENT

The Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.6 entitled Compensation risk management.

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

DIVERSITY AT THE SENIOR LEADERSHIP LEVEL

The Committee believes it is important to have a diverse senior leadership team as this brings depth and breadth of perspective and experience and reflects the diversity of our employees and our customer and shareholder bases.

In seeking to foster diversity at the executive officer level (the President and CEO and his most senior direct reports; EVPs), the Committee considers factors such as gender, age, and whether an individual is a visible minority or has a disability when making executive officer appointments. With respect to gender diversity specifically, the Committee considers the level of representation of women in executive officer positions. However, these factors and considerations will not override the promotion of candidates who possess appropriate skills, experience and leadership abilities. The Corporation and the Committee have refrained from setting specific diversity targets (including in respect of gender diversity) in order to ensure that they identify and select the most capable candidates on the basis of these core qualifications.

Bell is committed to fostering an inclusive, equitable and accessible environment, where all employees and customers feel valued, respected and supported. We are dedicated to building a workforce that reflects the diversity of the communities in which we live and provide services, and where every team member has the opportunity to reach their full potential.

To further reinforce its commitment to diversity and inclusion, in 2014, Bell created the Diversity Leadership Council to champion diversity and inclusion across Bell. Members are responsible for creating a plan to further embed diversity and inclusion into their business units, to report progress and ultimately improve representation within all BCE lines of business.

As at 31 December 2014, women represented 15% (2/13) of executive officers and 25% of all executive positions (vice-president and above), across all of the Corporation’s major subsidiaries.

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	COMMITTEE REPORTS	7

Services rendered by independent compensation consultants

Towers Watson was retained by management in 2014 to provide benchmarking studies and market insights with respect to compensation of executive officers as well as other members of management. Compensation components (base salary, target annual short-term incentive, long-term incentives, perquisite allowance and pension) were evaluated against our comparator group. Towers Watson was first retained by management in 1986. Towers Watson has historically been engaged directly by management and from time to time management will provide an overview of Tower Watson’s findings relevant to executive compensation to the Committee.

In 2014 Hugessen was mandated by the Governance Committee to perform a review of the compensation of non-management directors. Hugessen was first retained in 2007.

COMPENSATION ADVISORY SERVICES – RELATED FEES

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2013 and 2014.

	EXECUTIVE COMPENSATION RELATED FEES			ALL OTHER FEES
ADVISOR	2013	2014		2013	2014
Hugessen Consulting Inc.	$16,065	$20,431	(1)	–	–
Towers Watson	$16,190	$205,341	(2)	$19,336	$42,655

(1)	For services provided by Hugessen to the Governance Committee related to the review of compensation for the Corporation’s non-management directors.
(2)	For services provided by Towers Watson to management related to compensation not only of executive officers, but also of other members of management who are not executive officers.

INDEPENDENCE OF THE COMPENSATION CONSULTANTS

None of our directors or executive officers has any affiliation or relationship with Hugessen or Towers Watson. Hugessen does not provide any services to management directly without the prior consent of the Compensation Committee. No such services were provided by Hugessen in 2013 or 2014. The Committee is not required to pre-approve services that Towers Watson provides to the Corporation at the request of management.

Hugessen and Towers Watson have both confirmed that the fees received from BCE in 2013 and 2014, relative to the aggregate fees received from all of their clients in 2013 and 2014, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by the Compensation Committee’s consultant.

Report presented on March 5, 2015, by:

R.A. Brenneman, Chair
B.K. Allen, R.E. Brown, I. Greenberg, G.M. Nixon

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EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

TABLE OF CONTENTS

8	The Board of Directors’ Letter to Shareholders		43
9	Compensation Discussion & Analysis		45
	9.1	Overall objective of the executive compensation program	45
	9.2	Setting executive compensation	45
		Benchmarking and comparator group	45
	9.3	Compensation policy and components	47
	9.4	2014 Named executive officers’ target pay at risk	47
	9.5	2014 Compensation elements	48
		Base salaries	48
		Annual short-term incentive	48
		Equity-based compensation	51
		Pension, benefits and perquisites	54
	9.6	Compensation risk management	54
	9.7	Shareholder return performance graph	56
10	President and CEO Compensation		57
11	Compensation of Our Named Executive Officers		60
	11.1	Summary compensation table	64
	11.2	Incentive plan awards	66
	11.3	Employees’ savings plans (ESPs)	69
	11.4	Pension arrangements	69
	11.5	Termination and change-in-control benefits	72

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	THE BOARD OF DIRECTORS’ LETTER TO SHAREHOLDERS	8

8	THE BOARD OF DIRECTORS’ LETTER TO SHAREHOLDERS

2014 Highlights
  Introduction of more stringent share ownership requirements
  Introduction of clawbacks for all NEOs and EVPs
  Introduction of revised Performance Share Unit (PSU) payout range
  Pre-clearance process for all NEOs and EVPs

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2014.

Our annual “Say on Pay” advisory vote once again received overwhelming support with over 95.99% of the votes cast in favour of our executive compensation program. We appreciate this support and believe it reflects broad and deep shareholder endorsement that our compensation philosophy aligns the interests of shareholders and management, especially by incorporating our dividend growth strategy into our long-term incentive performance criteria.

In 2014, the dividend was again increased by 6% to reach $2.47. With the announcement of another increase of 5.3% in 2015, this will bring the annual dividend payout to $2.60. The 2015 dividend increase represents the eleventh increase to BCE’s annual common share dividend, a 78% increase, in the past six years.

Our approach to executive compensation

BCE is focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s 6 Strategic Imperatives (Improve Customer Service, Leverage Wireline Momentum, Achieve a Competitive Cost Structure, Accelerate Wireless, Invest in Broadband and Expand Media Leadership) and our commitment to deliver ongoing and stable returns to shareholders.

Our approach to compensation is to achieve one ultimate goal: to grow long-term value for you

Our executive compensation policies and programs are designed to attract and retain the highest calibre of talent at a competitive cost to the Corporation and to ensure they are motivated to pursue our goal to grow long-term shareholder value.

We recognize that long-term growth and value creation requires taking an acceptable level of risk and we ensure our compensation policies and practices reward executives for short, medium and long-term decision-making and performance, do not encourage undue risk-taking or produce excessive compensation levels. We are committed to ensuring there is a strong and direct link between our financial results, shareholder value creation and the resulting executive compensation. In 2014 approximately 80% of our NEOs’ target total direct compensation is tied to Bell’s performance.

Our key compensation decisions for 2014

We are satisfied that our compensation model, which is comprised of a mix of base salary and short, medium and long term incentives continues to reflect our compensation philosophy. It remained largely unchanged in 2014.

BASE SALARY

Our policy is for base salaries to be positioned at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. In 2014, aggregate NEO salaries increased 1.72% over the 2013 levels. Details about any changes to base salaries can be found in section 11 entitled Compensation of Our Named Executive Officers.

ANNUAL SHORT-TERM INCENTIVE PLAN

Annual short-term incentive targets remained at their 2013 levels of 100% of base salary for all of our executive officers and 150% for our President and CEO.

Our annual short-term incentive plan is designed to reward achievement of a range of critical financial and operating metrics. The financial metrics used again in 2014 – EBITDA, Revenue and Free Cash Flow- are key indicators widely used to measure financial performance in the communications industry across North America. The operating metrics continued to be based on the 6 Strategic Imperatives that guide the renewal of the Bell  brand,

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8	THE BOARD OF DIRECTORS’ LETTER TO SHAREHOLDERS

our improved competitiveness and market performance and an enhanced ability to return value to shareholders. This combination of well-established financial and operating measures aligned with our strategy provides the team with a clear and motivating compensation structure.

In 2014, the Corporation demonstrated growth across all financial metrics. It exceeded its Revenue and Free Cash Flow targets while making significant progress on the Strategic Imperatives. The continued momentum of the Fibe TV service, the strength of the wireless and media businesses, the $3.95 billion privatization of Bell Aliant, the leading wireline EBITDA margin among North American telecom companies and progress on customer service led to a strong year. Consequently, we were very pleased to approve a corporate performance index of 105% out of a possible 150%. This index accounts for 70% of the annual short-term incentives paid out to executive officers, while personal performance accounts for the remaining 30%.

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan did not change other than increasing the PSU payout range from 0-100% to 0-125%. Executive grants comprise 50% RSUs, 25% PSUs and 25% option grants.

The 2012 PSU grants vesting in 2014 achieved 100% payout because our Free Cash Flow growth over the three year period was sufficient to provide the Board with the ability to increase the dividend by the target compound annual growth rate. To achieve full vesting on PSUs, the dividend growth rate must remain within the dividend payout ratio (between 65% and 75%) of Free Cash Flow, which it did. This is the same criteria for grants made in 2013 and 2011. Prorated payment is made if the target is only partially attained.

CHANGES TO EXECUTIVE COMPENSATION POLICY AND PROGRAMS

We implemented a number of changes in 2014 to strengthen our compensation policies and programs from a governance perspective and to increase alignment between executive decision making and shareholder interests.

Extension of Clawbacks

The Board approved the implementation of a clawback policy for all EVPs that mirrors the policy introduced for the CEO in 2011. The policy will apply to any incentive compensation (annual short term incentive, RSU, PSU and stock options) in the event of a material restatement of BCE’s financial statements caused or partially caused by gross negligence, intentional misconduct or fraud on the part of the executive.

Pre-Clearance Process

In 2014, a pre-clearance process was introduced for trading of BCE securities by the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.

Share Ownership Requirements

To encourage ongoing investment in the Corporation and ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders, we introduced an additional level of share ownership requirements: 10 times salary after 10 years for the President and CEO and five times salary after 10 years for EVPs.

Maximum PSU Payout Level

To balance the risk in the PSU payout with an incentive to outperform and align with market practices, the maximum PSU payout level was increased from 100% to 125% for the 2014 PSU grants.

Looking ahead to 2015

Executive Compensation Plans Remain Stable

We continuously monitor compensation levels and trends in executive compensation and, we are confident that our current compensation structure is competitive and fully meets the objectives of our compensation philosophy. In 2014, we introduced a number of modifications to our executive compensation programs and policies as explained above. A review of our executive compensation programs as well as governance and market practices during 2014 did not identify the need for any major revisions to these programs. As such, we do not expect any significant changes to our executive compensation programs in 2015.

Succession Planning for CFO

In 2014, Mr. Vanaselja announced his decision to retire in 2015 after a highly successful career at BCE that spanned more than two decades. After an extensive review of both internal and external potential candidates, Mr. Glen LeBlanc, the former CFO of Bell Aliant, was selected as his successor and will become CFO of BCE and Bell Canada upon Mr. Vanaselja’s retirement. The transition plan is well under way as Mr. Vanaselja and Mr. LeBlanc are working together to ensure a seamless and orderly transition.

Conclusion

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present during the Annual General Shareholder Meeting, to be held on 30 April, 2015, to answer any questions you may have about executive compensation. Alternatively, shareholders can write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Thomas C. O’Neill Chair of the Board	Ronald A. Brenneman Chair of the Compensation Committee

March 5, 2015

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	COMPENSATION DISCUSSION & ANALYSIS	9

9	COMPENSATION DISCUSSION & ANALYSIS

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2014 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2014 these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

  George A. Cope, President and CEO – BCE and Bell  Canada
  Siim A. Vanaselja, EVP and CFO – BCE and Bell Canada
  Wade Oosterman, President – Bell Mobility and Bell  Residential Services and Chief Brand Officer – Bell Canada
  Kevin W. Crull, President – Bell Media
  Thomas Little, President – Bell Business Markets
9.1 Overall objective of the executive compensation program

Our executive compensation is based on a pay-for-performance philosophy. Its overall goal is to create sustainable value for shareholders by:

  attracting, motivating and retaining the executive officers needed to drive the business strategy; and
  rewarding them for financial and operating performance and leadership excellence.
9.2 Setting executive compensation

The roles of management and the Compensation Committee in setting and administering executive compensation are described below.

MANAGEMENT	COMPENSATION COMMITTEE

  Proposes the elements of a compensation program that supports a performance culture without undue risk taking

  Implements the processes required to administer the program

  Manages the process to establish performance objectives and to measure individual and corporate performance against set objectives

  Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling his or her roles and responsibilities

  Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive award levels for the officers of the Corporation

  Proposes the succession plan for the officers of the Corporation

  Continuously monitors the regulatory environment and market practices and informs the Compensation Committee about any developments

  Oversees, and recommends for approval by the Board, the Corporation’s executive compensation philosophy, policies, programs and grants of equity-based compensation

  Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan

  Reviews any proposed major changes in the Corporation’s benefit plans and recommends for approval any change requiring Board approval

  Reviews annually with the members of the Board the performance of the President and CEO and other executive officers

  Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers

  Reviews the Corporation’s executive compensation disclosure for inclusion in the Corporation’s public disclosure documents

  Reviews and monitors the Corporation’s exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk

  Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the committee, other professional advice to enable the committee to function independently of management

Benchmarking and comparator group

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

In 2014, Towers Watson conducted a benchmarking study of all executive positions, including the NEOs, using our revised comparator group presented below. The results of the assessment showed that our executive pay is well aligned to our executive compensation policy which targets total compensation to be positioned at the 60th percentile of our comparator group.

Our comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. As a result, we do not include more than three companies from any particular industry. We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, revenues, market capitalization and complexity.

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In 2014, on the recommendation of Towers Watson, we replaced EnCana Corporation, Kinross Gold Corporation, Metro Inc. and Shoppers Drug Mart Corporation with Enbridge Inc., Quebecor Inc., Canadian Tire Corporation Ltd. and Loblaw Companies Ltd. These modifications were made to better reflect size, breadth of operations, industrial relevance and potential competitors for talent.

The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of 22 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES
Represents a select sample of the largest Canadian companies based on revenues and market capitalization and offers a similar representation of industries

Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, revenues and market capitalization, and that compete with us for key talent. The balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent

  Agrium Inc.

  Air Canada

  Alimentation Couche-Tard Inc.

  Barrick Gold Corporation

  Blackberry Inc.

  Bombardier Inc.

  Canadian National Railway Company

  Canadian Tire Corp. Ltd.

  CGI Group Inc.

  Enbridge

  Loblaw Companies Ltd.

  Magna International Inc.

  Manulife Financial Corporation

  Potash Corporation of Saskatchewan Inc.

  Quebecor Inc.

  Rogers Communications Inc.

  Royal Bank of Canada

  Suncor Energy Inc.

  Teck Resources Limited

  Telus Corporation

  The Toronto-Dominion Bank

  TransCanada Corporation

COMPARATIVE FINANCIAL INFORMATION AND INDUSTRY DISTRIBUTION OF COMPARATOR GROUP

BCE – DECEMBER 31, 2014 RESULTS
TOTAL REVENUE ($M)	MARKET CAPITALIZATION ($M)	NET INCOME ($M)	DIVIDEND YIELD	EMPLOYEES
21,042	44,773	2,718	4.64%	55,860

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

  the relative pay levels among its most direct industry competitors the relative size, scope and complexity of comparator businesses
  BCE’s relative performance against these comparators.

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9.3 Compensation policy and components

To achieve our objective, we use three key elements of compensation with an aggregate target value positioned at the 60th percentile of what is paid in the competitive market for similar positions. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW IS THE AMOUNT OR TARGET DETERMINED?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERAL OBJECTIVE?	FORM OF PAYMENT
Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfill them	Set at the 50th percentile of what is paid in the competitive market for similar positions	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash
Annual Short-Term Incentive	Encourages performance against our annual corporate and individual objectives	The achievement of our annual objectives	Set at the 75th percentile of what is paid in the competitive market for similar positions. Payouts are capped at 2 times the target award	Provides a vehicle to reward actual performance against objectives that are designed to support our overall Corporate targets	Choice of cash and/or DSUs Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment
Equity-Based Long-Term Incentive Plan	Aligns long-term interests of executives and shareholders	The creation of shareholder value	Brings total compensation(1) to the 60th percentile of what is paid in the competitive market for similar positions. Annual grant awards are capped	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs (50%)

  Aligns executives’ interests to share return growth

PSUs (25%)

  Aligns executives’ interests to dividend growth and their compensation to the Corporation’s performance

Stock Options (25%)

  Aligns executives’ interests with share price growth and their compensation to the corporation’s performance

(1)	Total compensation comprises base salary, annual short, medium and long-term incentives.

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.5 entitled 2014 Compensation Elements under the heading Pension, Benefits and Perquisites.

9.4 2014 Named executive officers’ target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with Corporate performance over the short and long term. On average, 80% of target NEO compensation is at risk.

2014 TARGET PAY AT RISK(1)

(1)	Based on 2014 actual base salary. At-risk components are based on target levels. Excludes pension and other compensation elements.

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9.5 2014 Compensation elements

Base salaries

The Compensation Committee recommends for Board approval the base salary of each executive officer within a clearly defined salary range that reflects the scope and responsibilities of the position, the executive officer’s experience, the positioning of his or her base salary and total compensation versus the comparator group and internal equity. The mid-point of the salary range corresponds to the median of the salary paid by our comparator group for similar positions. Typically, the salary range is within 20% around of the mid-point.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

Annual short-term incentive

The annual short-term incentive applicable to the President and CEO and all executive officers has two components. The corporate performance component is based on quantitative financial targets and qualitative objectives aligned with our 6 Strategic Imperatives. There is also an individual component that allows the Compensation Committee to assess and reward leadership behaviours demonstrated by the executive in the achievement of business-unit and overall corporate results.

The Compensation Committee reviews annual short-term incentive targets for our executive officers each year as well as upon hire, promotion or when there are significant changes in the responsibilities of an executive officer. When making a recommendation to set or increase the incentive target of an executive officer, the Compensation Committee takes into consideration the scope of the executive officer’s responsibilities, the executive officer’s base salary, internal equity and the positioning of his or her annual short-term incentive target compared to market.

Annual short-term incentive awards are calculated as follows:

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. In order to recognize and reward individual contributions, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

Following the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate objectives established for the year to determine the corporate performance index. This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment. Over the past six years, the board exercised this discretion twice. In 2009, the revenue results were lowered by 5% as a result of unanticipated revenues from acquisitions and in 2010, the corporate performance factor was reduced by 5% as a reflection of challenges in customer service. In 2014, no discretionary adjustments were made.

Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with his assessment of the individual performance and leadership of the other executive officers. Taking into account all information provided, including the recommendations of the President and CEO with respect to the other executive officers, the Compensation Committee exercises its discretion and recommends for Board approval the individual performance index for each of the executive officers. The index can vary between 0 and 3.0x, with a target of 1.0x.

The maximum payout that can be achieved on the combined corporate and individual performance under the annual short-term incentive formula is two times the target award.

2014 ANNUAL SHORT-TERM INCENTIVE
Corporate Performance Objectives

At the beginning of each year, the Compensation Committee recommends for approval by the Board, the Corporation’s financial and operating objectives used to determine the corporate performance objectives that will account for 70% of the weighting of the annual short-term incentive award for that year. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving target results in light of the Corporation’s progress and the competitive environment.

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The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2014, and the rationale for their use.

BCE’s incentive plans are structured to maximize shareholder value. Share price and capital returns are driven by operational and financial results (revenue, EBITDA and free cash flow), dividend growth within our free cash flow payout policy range and general market conditions. These financial and operating goals largely result from the successful execution of the corporation’s 6 strategic imperatives

WHY USE EBITDA(1)?

EBITDA is an industry-wide measure of in-year operational profitability and is a common measure for valuation of companies in the industry.

As such, EBITDA measures our executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

WHY USE THE 6 STRATEGIC IMPERATIVES?

The 6 Strategic Imperatives focus our efforts on achieving our goal of being recognized by customers as Canada’s leading communications company. Their assessment includes many operating metrics typically used in the industry.

As such, progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

WHY USE REVENUE?

Revenue is a simple measure of the total value of the products and services sold by the Corporation.

As such, revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

WHY USE FREE CASH FLOW(2)?

Free Cash Flow measures the cash generated by the business after paying short-term operating costs, making long-term investments and meeting financing costs. It is commonly used as a valuation measure for companies in the industry.

Free Cash Flow provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business.

(1)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of annual short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure.
(2)	The term Free Cash Flow does not have any standardized meaning under IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. For 2014, we define Free Cash Flow as cash flows from operating activities excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant Free Cash Flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our Corporation. We present Free Cash Flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities.

FINANCIAL OBJECTIVES

Financial objectives account for 75% of the weighting of the overall corporate performance objectives (EBITDA 40%, Revenue 20% and Free Cash Flow 15%). The Compensation Committee sets a threshold, a low, a target and a stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE	THRESHOLD	LOW	TARGET	STRETCH
Payout(1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

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6 STRATEGIC IMPERATIVES

The remaining 25% weighting of the overall corporate objectives is used to recognize the achievements related to the Corporation’s 6 Strategic Imperatives:

Improve customer service Leverage wireline momentum Achieve a competitive cost structure	Accelerate wireless Invest in broadband Expand Media leadership

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. Each strategic imperative carries an equal weight. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 25%:

POINTS	0	1	2	3	4	5	6
Results	Failed	Significantly	Below	Slightly Below	Met	Exceeded	Stretched
		Below

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

	THRESHOLD	TARGET	STRETCH
	0 POINTS	30 POINTS	36 POINTS
SUM OF POINTS	(6 X 0 POINTS)	(6 X 5 POINTS)	(6 X 6 POINTS)
Payout(1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2014 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives. Hence, the 2014 results that exceeded the aggregate target for the 6 Strategic Imperatives are a reflection of the Corporation’s exceptional execution and delivery on its operational targets.

2014 CORPORATE PERFORMANCE INDEX

The following table outlines the corporate objectives and results achieved for 2014.

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2014 TARGET	2014 RESULTS	COMMENTS
EBITDA	40%	Payout: 33% Min 0% Max 60%	$7,083 million	$7,066 million	Bell reported EBITDA growth of 3.7% for 2014, which was in line with our financial guidance range but slightly below our internal targets.
Revenue	20%	Payout: 29% Min 0% Max 30%	$18,653 million	$18,734 million

Bell reported revenue growth of 3.5% for 2014, which was in line with our financial guidance range and exceeded our internal targets. Bell revenues reflected growth of 6.7% in Wireless, with the Wireline segment showing a decline of 0.6% year over year.

Free Cash Flow	15%	Payout: 21% Min 0% Max 22.5%	$2,705 million	$2,744 million

BCE reported Free Cash Flow at the high end of our financial guidance range and exceeding our internal targets.

Growth of 6.7% year over year for 2014 was driven largely by strong EBITDA performance while continuing to invest more capital in broadband networks, and delivering dividend growth to shareholders.

Strategic Imperatives Progress	25%	Payout: 21% Min 0% Max 37.5%	various	N/A

The Board approves a scorecard of approximately 30 operating metrics to monitor the progress against the strategic imperatives. Considerable progress was made on each imperative and expectations were exceeded in most cases. In addition to the strong performance in the Wireless, Wireline and Media sectors, strong results were also achieved in the areas of Investment in Broadband Services, Improve Customer Service and Achieving a Competitive Cost Structure. Further details may be found under section 10 entitled President and CEO Compensation.

Total	100%	105

The financial results for 2014, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate payout index of 105%.

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INDIVIDUAL PERFORMANCE OBJECTIVES

The individual performance component is based on an assessment of the performance of an executive on two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy.

At the end of the year, the Compensation Committee and the independent directors of the Board assess the President and CEO’s performance on both the achievement of results against the predetermined objectives as well as the demonstration of leadership in the attaining of those results. Likewise, the President and CEO provides the Compensation Committee with his assessment of the performance of the other executive officers.

Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3x) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only. In 2014, individual performance indexes for the NEOs ranged from 1.25 x to 3.0 x, with an average index of 2.3x. Combined with the corporate performance factor of 105%, the 2014 annual short-term incentive awards for our NEOs ranged from $693,750 to $3,433,500 with an average payout of $1,447,740. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

Equity-based compensation

DSU PLAN

The deferred share unit (DSU) plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

Executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Vested performance share units (PSUs) and restricted share units (RSUs) may also be rolled into DSUs at time of payout. DSUs count towards the minimum share ownership requirements, which are described under the Share Ownership Requirements section.

DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if and how many DSUs will be awarded under the plan. No vesting conditions are attached to DSUs; they therefore vest at time of grant.

Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2014.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in case of death.

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The long-term incentive plan also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for long and medium term decisions. Being 100% equity-based, our long-term incentive plan’s value to the executive is very much dependent on increasing share-price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the long-term incentive plan rewards the achievement of earnings growth targets that enable BCE to grow its dividend, which also aligns with shareholders’ interests. Similar to the 2012 and 2013 grants, the 2014 grants under our long-term incentive plan were allocated as follows:

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Below are the key terms that apply to each component of the long-term incentive plan:

ELEMENT	RSUs	PSUs	STOCK OPTIONS
Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests in dividend growth and their compensation to the Corporation’s performance. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	Stock options align executives’ and shareholders’ interests in share price growth and their compensation to the Corporation’s performance.

Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout Range (as a % of the grant award)	0% to 100%	0% to 125%	No defined payout range, payouts are dependent on the difference between the grant price and the exercise price.
Defined limit on annual grant levels	Yes
Term	Three years		Seven years (10-year maximum under the plan text).
Vesting type	Three-year cliff vesting
Vesting date for 2014 grants	December 31, 2016		February 25, 2017 (three years from the date of grant).
Vesting criteria	Being employed by BCE or Bell on the vesting date.	Being employed by BCE or Bell on the vesting date.

To achieve 100% vesting, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual dividend growth rate over the three-year performance period while keeping the dividend payout ratio between 65% and 75% of the Free Cash Flow available to common shareholders. Pro-rated payment is made if the target is only partially attained.

Being employed by BCE or Bell on the vesting date.
Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares.		None.
Methods of payment(1)	Cash, BCE common shares or DSUs.		BCE common shares when options are exercised.
Pricing at time of grant	Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.		Higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange; 1) on the trading day immediately prior to the effective date of the grant, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and 2) for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant.
Clawback	The President & CEO and all EVPs s are subject to a clawback clause detailed under section 9.6 entitled Compensation risk management.		Option holders will lose all of their unexercised options if they engage in prohibited behaviours after they leave our Corporation. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the six-month period preceding the date on which the prohibited behaviour began.

(1)	At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

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The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. For details of special grants, please refer to section 11 entitled Compensation of Our Named Executive Officers.

Information on change in control and termination provisions applicable to stock options can be found under section 11.5 entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU PAYOUTS

Since the PSU plan’s inception in 2011, two payout cycles have occurred. The 2011 and 2012 PSU grants both vested at 100% as the earnings level attained during the performance cycles were more than sufficient to attain the targeted cumulative compound dividend growth rate to maintain the dividend payout ratio within the policy range of 65%-75%.

The PSU grants prior to 2014 had a maximum payout level of 100%. The 2014 PSU grants have a payout stretch of 125% to reinforce the incentive to outperform and reflect current market practices in PSU design.

For further details on each NEO’s 2014 PSU award, see the “Summary compensation table” on page 64 of this management proxy circular or refer to the detailed NEO biographies in sections 10 and 11.

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. In order to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders, share ownership requirements were increased for the President and CEO and EVPs in 2013. These milestones are to be reached 10 years from promotion or hire date. The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

	MULTIPLE OF BASE SALARY
POSITION	5-YEAR TARGET	(1)	10-YEAR TARGET
President and CEO	7.5x		10x
EVPs	3.0x		5x

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE, including shares or DSUs received under the following programs, can be used to reach the minimum share ownership level:

  DSU plan, described under DSU Plan
  Employees’ Savings Plan (ESP), described under Benefits and Perquisites shares acquired and held by exercising stock options granted under our stock option plans, described under Long-Term Incentive Plan shares received and held upon payment of RSUs and PSUs, described under Long-Term Incentive Plan.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three- five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the table below, all of our NEOs have exceeded their five-year targets and 10-year targets.

Below is the share ownership status for our NEOs as of March 5, 2015.

	OWNERSHIP REQUIREMENT					PERCENTAGE OF
				TOTAL BCE
				EQUITY
				OWNERSHIP			5-YEAR	10-YEAR
	BASE SALARY			VALUE	(1)	OWNERSHIP	TARGET	TARGET
NEO	($)	YEAR 5	YEAR 10	($)		IN DSUs	ACHIEVED	ACHIEVED
George A. Cope	1,400,000	7.5x	10x	$59,040,972		95%	562%	422%
Siim A. Vanaselja	620,000	3x	5x	$17,237,606		98%	927%	556%
Wade Oosterman	750,000	3x	5x	$35,817,337		82%	1,592%	955%
Kevin W. Crull	750,000	3x	5x	$8,052,854		88%	358%	215%
Thomas Little	625,000	3x	5x	$3,567,076		91%	190%	114%

(1)	Estimated using a BCE share price of $55.10.

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Pension, benefits and perquisites

PENSION

No change was made to our pension plan in 2014 as it was well positioned relative to market.

With the exception of Mr. S.A. Vanaselja, all NEOs participate in the Defined Contribution (DC) pension plan, which has been the only pension plan available to employees hired since 2004. Mr. S.A. Vanaselja, who was hired prior to 2004, participates in Bell Canada’s Defined Benefit (DB) pension plan.

All our NEOs are eligible for supplementary retirement arrangements, except for Mr. Little, who will become eligible in November 2015. The pension benefits provided to our NEOs are described under Compensation of Our Named Executive Officers – Pension arrangements.

BENEFITS AND PERQUISITES

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer to all of our employees the possibility to participate in our ESP. The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, employees can contribute up to 6% of their eligible earnings to buy BCE common shares. The Corporation contributes $1 for every $3 the employee contributes. The shares purchased with the Corporation contributions are vested to employees after two years. More information on the ESP can be found under Compensation of Our Named Executive Officers – Employees’ savings plans (ESPs).

The NEOs receive a competitive cash allowance for perquisites.

9.6 Compensation risk management

Our Risk Advisory Services (Corporate risk management) and Human Resources groups conducted their annual compensation risk evaluation process to ensure that such practices do not encourage executives to take undue risk on behalf of the corporation for personal financial gain.

FIVE-PILLAR FRAMEWORK

As part of the risk-assessment process, the five-pillar framework developed in 2011 for the purpose of the annual assessment was used and relevant potential risks were identified for each of the pillars.

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

Our assessment identified no risks associated with our compensation policies and practices likely to have a material adverse effect on the corporation

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short, medium and long-term decision making and performance but do not encourage undue risk-taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

54 BCE Inc. 2015 PROXY CIRCULAR
	COMPENSATION DISCUSSION & ANALYSIS	9

OVERVIEW OF COMPENSATION AND RISK GOVERNANCE POLICIES AT BCE

WHAT WE DO	WHAT WE AVOID
Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.	Maintaining or reducing performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.
Incorporate caps on the annual short-term incentive payouts, medium and long-term incentive grants and executive pension plans to prevent excessive compensation levels.	Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.
Incorporate risk mitigation mechanisms(1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration.	Setting performance targets for incentives without appropriate stress testing.
Balance short (annual short-term incentive), medium (RSUs and PSUs) and long-term (stock options) incentives to align compensation to the risk horizon for each compensation component.	Offering compensation exceptions to NEOs without appropriate Board approval.
Offer a pay mix that emphasizes performance with 80% of NEO target total direct compensation being at risk and tightly linked to BCE’s performance.	Offering single trigger change in control (CIC) rights to our executives(3).
Enforce an incentive compensation clawback policy and forfeiture provisions(2).	Issuing stock option grants below market value and allowing option grants to be re-priced or forfeited in exchange for options with a lower strike price.
Impose material share ownership requirements and offer the possibility to convert incentive payouts into to DSUs which further aligns executives’ interests with those of our shareholders.	Allowing hedging of the economic exposure of BCE securities by all insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.
Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.
Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.	Including unvested and unexercised long term incentives in share ownership calculations.
Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual Say on Pay advisory vote.	Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasis on long-term incentives with three year vesting cycles in the executive pay mix to discourage undue short-term risk-taking and curtailing the use of options (which offer the greatest leverage to share price fluctuation) so they represent only 14.5% of NEO total target direct compensation.

(2)

The President and CEO as well as all EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment. The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

All stock option holders are subject to a clawback clause if they engage in prohibited behaviours as described in greater detail in section 9.5 entitled 2014 Compensation Elements under the heading Long-Term Incentive Plan.

In the event of termination for cause, an individual forfeits all vested and unvested options and unvested RSU and PSU grants.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.5 entitled Termination and change-in-control benefits under the heading Stock Options.

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9	COMPENSATION DISCUSSION & ANALYSIS

9.7 Shareholder return performance graph

	2009	2010	2011	2012	2013	2014
BCE Common Shares	100	129	163	173	197	239
S&P/TSX Composite Index	100	118	107	115	130	144
NEO Compensation	100	105	104	116	121	124

The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P/TSX Composite Index for the five-year period ending December 31, 2014, assuming an initial investment of $100 on December 31, 2009, and quarterly reinvestment of all dividends. Also shown is the growth rate of the NEOs’ compensation over the same five-year period. Compensation is defined as total direct compensation awarded to NEOs, including salary, annual short-term incentive awards and annualized grants of RSUs, PSUs and stock options. The graph shows the compensation awarded to our NEOs as remaining fairly constant and not following the growth of the return on the BCE  common shares or the S&P/TSX Composite Index. However, a large portion of total compensation is awarded in the form of equity, and the actual payouts related to those awards are linked more closely to the evolution of the Corporation’s share price and dividend growth than is reflected in the graph above.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX COMPOSITE INDEX

With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge for Canadian-based, Toronto Stock Exchange-listed companies. Such companies include, among others: BCE, Royal Bank of Canada, Toronto-Dominion Bank, Suncor Energy, Canadian Natural Resources and Canadian National Railway Company.

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	PRESIDENT AND CEO COMPENSATION	10

10	PRESIDENT AND CEO COMPENSATION

George Cope has been President and CEO of BCE and Bell Canada since July 2008. Having served in public-company CEO roles in the communications industry for more than 15 years prior to joining Bell in 2005 as President and COO, Mr. Cope is acknowledged as an innovative telecom strategist and builder of high-performance teams.

Mr. Cope holds an Honors Business Administration degree from Western University (and was also awarded an honorary doctorate by the University in 2013) and serves on the Advisory Board of the university’s Ivey Business School. In 2014, he was awarded an Honorary Doctor of Laws from the University of Windsor and was appointed to the Order of Canada.

Mr. Cope is a Director of Bank of Montreal and past Chair of Bell Aliant Inc.

In 2014, Mr. Cope’s target direct compensation level did not change.

2014 key accomplishments and determination of annual short-term incentive award

The Compensation Committee evaluated Mr. Cope’s performance for 2014 based on demonstrated leadership behaviours and comprehensive objectives related to:

  the evolution of BCE’s strategy
  the execution of BCE’s strategy.

Mr. Cope significantly advanced the evolution of BCE’s strategy in 2014:

  completed the $3.95 billion privatization of Bell  Aliant, supporting Bell’s strategic imperatives to Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure. Atlantic Canada’s leading communications brand, Bell Aliant has delivered Fibre to the Home broadband to 1 million locations announced the acquisition of GLENTEL Inc., an independent national distributor of wireless services through branded locations such as Wireless Wave and Tbooth Wireless. In addition to 494 Canadian retail locations, GLENTEL has wireless retail operations in the U.S., Australia and the Philippines. Following closing of the acquisition, expected in Spring 2015, BCE  will divest 50% of its ownership interest in GLENTEL to Rogers Communications. Rogers will pay BCE approximately $392 million in cash, resulting in BCE’s net cost of acquiring its retained 50% ownership interest in GLENTEL being reduced to $202 million executed Bell’s commitment to broadband network leadership by deploying a significant number of new broadband mobile LTE sites across Canada and new fibre capacity for consumer and business services such as the fast-growing Fibe. With speeds increased by up to 45% nationally, LTE service covered 86% of the Canadian population by the end of 2014, on track to deliver 98% coverage by the end of 2015 won 31 licenses of 700 MHz national spectrum in the 2014 federal spectrum auction and paid the lowest price per MHz-Pop of the incumbent wireless carriers launched innovative new TV applications such as TSN GO and TMN GO, and a video streaming service CraveTV, enabling subscribers to watch a vast range of content across multiple devices at home or on the go with another record Bell Let’s Talk Day, expanded the national mental health initiative with funding for more leading hospitals and other institutions to enhance mental health care & access and drive new research, as well as for grassroots organizations in every region of the country through the Bell Let’s Talk Community Fund. The high-profile Clara’s Big Ride for Bell Let’s Talk saw national spokesperson Clara Hughes cycle 11,000 kilometres on her epic journey around Canada to spread the anti-stigma message to communities in every province and territory. Bell was also recognized with the Gold Award from Excellence Canada for mental health at work continued to grow the business in a socially responsible way: Bell was named one of the Top 50 Socially Responsible Corporations by Maclean’s / L’Actualité / Sustainalytics and one of the Elite 8 Most Engaged Workplaces in North America by Achievers, and was awarded New Grad Program by Talent Egg, and Best Learning & Development Strategy at the Canadian HR Awards.

Mr. Cope led the Bell team in its successful execution of the company’s 6 Strategic Imperatives in 2014:

  posted wireline EBITDA growth was positive in the last two quarters of 2014, a significant turning point as TV and Internet growth offset declines in the home phone business led major North American telecom companies with a wireline EBITDA margin of 37.5%
  continued to accelerate the wireless market with the largest proportion of postpaid net additions among incumbents while leading the major carriers in ARPU growth, EBITDA growth and service margin expansion increased smartphone penetration to 76% of the postpaid base, supporting increased usage of data services such as Bell Mobile TV which surpassed 1.5 million customers by the end of the year – 29% more than at the end of 2013

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10	PRESIDENT AND CEO COMPENSATION

  expanded the travel bundle add on feature, making mobile roaming even more affordable. Customers also now experience faster data speeds when roaming on 4G LTE networks in the United States (including U.S. Virgin Islands and Puerto Rico), Austria, France, Hong Kong, the Netherlands, New Zealand, Peru, Philippines, Portugal, Saudi Arabia, Spain, Switzerland, and Taiwan
  increased to five the number of financial institutions that enable their customers to use Bell Mobility smartphones to make secure credit purchases at locations that accept contactless payments continued Bell’s industry-leading investment in Canada’s best broadband mobile and fibre networks, expanding 4G LTE mobile coverage to 86% of the population and the Fibe TV footprint to more than 5.0 million locations across Ontario and Québec, a million more than at the end of 2014, including market launches in, Gatineau, Kitchener/Waterloo, London, Sherbrooke, St. Catharines/Niagara and continued expansion in the Montréal, Toronto and Ottawa regions attracted 45% more Fibe TV subscribers year over year, bringing the total Fibe TV base to 701,000 at the end of 2014. Four in five new Fibe TV customers take a three-product bundle of Bell services, supporting high-speed Internet subscriber growth and a reduction in the decline in traditional Home Phone service expanded Bell Media’s position as the leading broadcaster in Canada with industry-leading viewership, thanks in part to homegrown programming such as Master Chef, Amazing Race Canada, 19-2 and Saving Hope, which was the number one Canadian TV show of the Fall season launched the CraveTV video on demand service and signed distribution agreements with Telus, Eastlink and Bell Aliant. Crave TV has over 10,000 hours of great TV and at $4 a month is an exceptional value compared to competing services. It is the only Canadian premium video on demand service to have the off air library of HBO programs maintained TSN’s position as the number one specialty TV channel in Canada in 2014 and RDS at number one in Québec. The IIHF World Junior Championships set viewership records and the Gold medal game was the most watched hockey game of the 2014/15 season on any network. Launched five national feeds for TSN (TSN 1, TSN 2, TSN 3, TSN 4, TSN 5) to present the full range of The Sports Network’s leading roster of professional sports content and enable fans to watch multiple events across the five channels improved customer service across all business lines. Launched two-hour appointment windows for Residential installation and repairs and introduced Business service appointments in the evenings and on weekends. Launched new and enhanced online and self-serve options like the mCare App and the personal bill explainer for Mobility customers. Made significant investments in customer service support tools, and announced five new customer service call centres in Canada.

Shareholders benefited from BCE’s strong financial and operational performance, with a 6.0% increase in 2014 common dividends to $2.47 from $2.33 in 2013. This was BCE’s 10th increase to the annual common share dividend since December 2008, representing growth of 69% over the period.

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	PRESIDENT AND CEO COMPENSATION	10

2014 ACTUAL PAY MIX

	2014	2013	2012
	($)	($)	($)
Salary ($)	1,400,000	1,400,000	1,250,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	3,433,500	2,891,700	3,328,125
RSU-Based Awards ($)	2,937,500	2,937,500	2,937,500
PSU-Based Awards ($)	1,468,750	1,468,750	1,468,750
Option-Based Awards ($)	1,468,750	1,468,750	1,468,750
Total At-Risk Compensation ($)	9,308,500	8,766,700	9,203,125
Pension & Other Compensation ($)	771,750	796,748	639,711
Total Compensation ($)	11,480,250	10,963,448	11,092,836

Share ownership and value at risk

The table below shows the total vested and unvested BCE equity owned by Mr. Cope as of the date of this circular. His total ownership as value at risk is $87,243,426, an increase of 26% over last year.

	OWNERSHIP AND VESTED VALUE					UNVESTED VALUE
											TOTAL OWNERSHIP AND VALUE AT RISK

			VESTED					UNVESTED		TOTAL
HOLDINGS	SHARES	DSUs	OPTIONS	(1)	TOTAL VESTED	PSUs	RSUs	OPTIONS	(1)	UNVESTED
Number	58,592	1,012,932	356,493		1,428,017	95,329	190,657	1,109,373		1,395,359
											$87,243,426
Value(2)	$3,228,419	$55,812,553	$5,479,297		$64,520,269	$5,252,628	$10,505,201	$6,965,328		$22,723,157

(1)	Represents the estimated gain from the exercise of the underlying options.
(2)	Calculated using the closing price of BCE’s common shares on the Toronto Stock Exchange of $55.10.

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11	COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

This section examines the compensation provided in 2014 to our President and CEO, our CFO and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

  George A. Cope, President and CEO – BCE and Bell  Canada
  (see detailed compensation discussion in section 10 entitled President and CEO Compensation)
  Siim A. Vanaselja, EVP and CFO – BCE and Bell Canada
  Wade Oosterman, President – Bell Mobility and Bell  Residential Services & Chief Brand Officer – Bell Canada
  Kevin W. Crull, President – Bell Media
  Thomas Little, President – Bell Business Markets

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9 entitled Compensation Discussion & Analysis.

Siim Vanaselja leads BCE’s financial strategy, supporting the execution of Bell’s 6 Strategic Imperatives, our strong capital markets position and the delivery of ongoing returns to BCE shareholders.

Responsible for BCE’s corporate development, Mr. Vanaselja has overseen several high-profile strategic acquisitions since 2008, including The Source, CTV, MLSE and Astral, enabling Bell’s strong growth in the wireless, media and other markets.

Mr. Vanaselja has held progressively senior positions at BCE since joining the corporation in February 1994, including CFO of Bell Canada International. A highly regarded financial executive who has served on a range of national financial advisory boards, Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario and holds an Honors Bachelor of Business degree from the Schulich School of Business. He serves as a Director of TransCanada Corp., Great-West Lifeco Inc., Maple Leaf Sports and Entertainment Ltd. (MLSE) and Bimcor Inc.

In 2014, Mr. Vanaselja’s salary increased by $45,000 to reflect the growth in his responsibilities and market alignment. Mr. Vanaselja has announced his plans to retire in 2015. He will be succeeded by Mr. Glen LeBlanc.

2014 ACTUAL PAY MIX

	2014	2013	2012
	($)	($)	($)
Salary ($)	620,000	575,000	575,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	827,700	791,775	934,375
RSU-Based Awards ($)	625,000	625,000	625,000
PSU-Based Awards ($)	312,500	312,500	312,500
Option-Based Awards ($)	312,500	312,500	312,500
Total At-Risk Compensation ($)	2,077,700	2,041,775	2,184,375
Pension & Other Compensation ($)	734,775	446,424	471,109
Total Compensation ($)	3,432,475	3,063,199	3,230,484

60 BCE Inc. 2015 PROXY CIRCULAR
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A top Canadian marketing executive and respected brand expert, Wade Oosterman oversees Bell’s national wireless and wireline consumer businesses and the evolution of one of the country’s most recognized and trusted brands.

With Mr. Oosterman’s strategic direction, Bell has regained its leadership position in the Canadian wireless marketplace and delivered new competition and choice in residential communications services with Bell’s fast-growing Fibe TV and Fibe Internet services. The refreshed Bell brand developed by Mr. Oosterman is ranked as one of the most valuable in Canada.

Mr. Oosterman holds a Master of Business Administration degree from the Ivey Business School at Western University. He is a Director of Ingram Micro Inc. and the Toronto International Film Festival.

In 2014, Mr. Oosterman’s target direct compensation level did not change.

2014 ACTUAL PAY MIX

	2014	2013		2012
	($)	($)		($)
Salary ($)	750,000	750,000		750,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	1,170,000	1,201,500		1,162,500
RSU-Based Awards ($)	875,000	875,000		875,000
PSU-Based Awards ($)	437,500	437,500		437,500
Options-Based Awards ($)	437,500	437,500		437,500
RSU-Retention Award ($)	–	5,000,000	(1)	–
Total At-Risk Compensation ($)	2,920,000	7,951,500		2,912,500
Pension & Other Compensation ($)	269,422	249,533		215,994
Total Compensation ($)	3,939,422	8,951,033		3,878,494

(1)	One-time special RSU retention grant of $5,000,000.

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Kevin Crull leads a Bell Media team focused on delivering the best Canadian and international media to viewers and listeners across all platforms.

Under Mr. Crull’s leadership, Bell Media has become Canada’s premier conventional, pay and specialty TV, radio and digital company. He led the integration of Astral with Bell Media, contributing to Bell’s enhanced presence in pay and specialty TV, especially in the Québec marketplace as well as radio and out-of-home advertising. Bell Media properties now reach 87% of all English-language specialty and pay TV viewers and 92% of specialty and pay TV viewers in Québec.

Mr. Crull holds a Master of Business Administration degree from the University of San Francisco and a Bachelor degree in Marketing from Ohio State University. He serves as a Director of the Sick Kids Foundation, the Globe and Mail and Kensington Capital.

In 2014, Mr. Crull’s target direct compensation level did not change.

2014 ACTUAL PAY MIX

	2014	2013	2012
	($)	($)	($)
Salary ($)	750,000	750,000	700,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	1,113,750	1,032,750	1,137,500
RSU-Based Awards ($)	875,000	875,000	750,000
PSU-Based Awards ($)	437,500	437,500	375,000
Options-Based Awards ($)	437,500	437,500	375,000
Total At-Risk Compensation ($)	2,863,750	2,782,750	2,637,500
Pension & Other Compensation ($)	305,724	315,589	285,302
Total Compensation ($)	3,919,474	3,848,339	3,622,802

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Thomas Little leads Bell Business Markets, one of the country’s largest broadband network and communications provider serving enterprise, government, mid and mass market business customers.

Under Mr. Little’s stewardship, Bell Business Markets has become the Canadian leader in data hosting and cloud computing services, offering customers access to 25 data hosting centres across the country.

Mr. Little joined Bell in 2009 as President of Bell  Wholesale with 25 years of leadership experience in technology, venture capital and finance. He is a Chartered Professional Accountant and a Dean’s Honor List graduate of the Ivey Business School at Western University.

Mr. Little received a salary increase of $25,000 in 2014 to reflect market alignment.

2014 ACTUAL PAY MIX

	2014	2013	2012
	($)	($)	($)
Salary ($)	625,000	600,000	600,000
At-Risk Compensation
Annual Short-Term Incentive Plan ($)	693,750	781,200	784,200
RSU-Based Awards ($)	625,000	625,000	625,000
PSU-Based Awards ($)	312,500	312,500	312,500
Options-Based Awards ($)	312,500	312,500	312,500
Total At-Risk Compensation ($)	1,943,750	2,031,200	2,034,200
Pension & Other Compensation ($)	104,336	101,044	92,056
Total Compensation ($)	2,673,086	2,732,244	2,726,256

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11	COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

11.1 Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO and our three most highly compensated executive officers ranked by their total compensation in the table below.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see Compensation Discussion & Analysis and the footnotes to the table below.

NAME AND PRINCIPAL POSITION	YEAR	SALARY		SHARE-BASED AWARDS		OPTION-BASED AWARDS		NON-EQUITY INCENTIVE PLAN COMPENSATION (ANNUAL INCENTIVE PLANS)		PENSION VALUE		ALL OTHER COMPENSATION		TOTAL COMPENSATION
		($)	(1)	($)	(2)(3)	($)	(4)	($)	(5)	($)	(6)	($)	(7)	($)
George A. Cope President and CEO – BCE and Bell Canada	2014	1,400,000		4,406,250		1,468,750		3,433,500		605,130		166,620		11,480,250
	2013	1,400,000		4,406,250		1,468,750		2,891,700		629,579		167,169		10,963,448
	2012	1,250,000		4,406,250		1,468,750		3,328,125		476,696		163,015		11,092,836
Siim A. Vanaselja EVP and CFO – BCE and Bell Canada	2014	620,000		937,500		312,500		827,700		714,769		20,006		3,432,475
	2013	575,000		937,500		312,500		791,775		426,562		19,862		3,063,199
	2012	575,000		937,500		312,500		934,375		451,659		19,450		3,230,484
Wade Oosterman President – Bell Mobility and Bell Residential Services and Chief Brand Officer – Bell Canada	2014	750,000		1,312,500		437,500		1,170,000		245,889		23,533		3,939,422
	2013	750,000		6,312,500	(8)	437,500		1,201,500		225,750		23,783		8,951,033
	2012	750,000		1,312,500		437,500		1,162,500		192,195		23,799		3,878,494

Kevin W. Crull President – Bell Media	2014	750,000		1,312,500		437,500		1,113,750		213,930		91,794		3,919,474
	2013	750,000		1,312,500		437,500		1,032,750		211,375		104,214		3,848,339
	2012	700,000		1,125,000		375,000		1,137,500		182,574		102,728		3,622,802
Thomas Little President – Bell Business Markets	2014	625,000		937,500		312,500		693,750		84,310		20,026		2,673,086
	2013	600,000		937,500		312,500		781,200		81,552		19,492		2,732,244
	2012	600,000		937,500		312,500		784,200		72,514		19,542		2,726,256

(1)	Mr. Vanaselja’s and Mr. Little’s 2014 base salaries increased from $575,000 to $620,000 and from $600,000 to $625,000, respectively, to better align their compensation with the compensation offered to executive officers from out comparator group companies and our pay-for-performance compensation philosophy.
(2)	The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards.

	2014 FEBRUARY 26,2014 TO DECEMBER 31, 2016		2013 FEBRUARY 18, 2013 TO DECEMBER 31, 2015		2013 MARCH 6, 2013 TO MARCH 5, 2016		2012 FEBRUARY 20, 2012 TO DECEMBER 31, 2014
	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)
SHARE PRICE	$47.69	$47.85	$44.39	$45.01	$46.57	$46.97	$39.51	$40.07
Aggregate Difference	$30,025		$124,415		$42,993		$123,886
Difference per share	$0.16		$0.62		$0.40		$0.56

	(a)	The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective.
	(b)	Amortized over the vesting period of the awards.
(3)	The value shown under this column was allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

	2014		2013		2012
	RSUs	PSUs	RSUs	PSUs	RSUs	PSUs
NEO	($)	($)	($)	($)	($)	($)
G.A. Cope	2,937,500	1,468,750	2,937,500	1,468,750	2,937,500	1,468,750
S.A. Vanaselja	625,000	312,500	625,000	312,500	625,000	312,500
W. Oosterman	875,000	437,500	5,875,000	437,500	875,000	437,500
K.W. Crull	875,000	437,500	875,000	437,500	750,000	375,000
T. Little	625,000	312,500	625,000	312,500	625,000	312,500

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(4)	BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the corporation’s dividend growth strategy instead of a fixed dividend. The main assumptions used in determining compensation fair value and financial statements value are described in the following table:

	2014		2013		2012
		FINANCIAL		FINANCIAL		FINANCIAL
KEY ASSUMPTIONS	FAIR VALUE	STATEMENTS	FAIR VALUE	STATEMENTS	FAIR VALUE	STATEMENTS
Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years
Dividend Yield	5.03%	5.16%	5.1%	5.2%	5.33%	5.4%
Expected Volatility	15.3%	15.3%	17.7%	17.7%	21.0%	21.0%
Risk-Free Interest Rate	1.92%	1.52%	1.50%	1.25%	1.27%	1.36%
Total Exercise Period	7 years	7 years	7 years	7 years	7 years	7 years
Expected Life	7 years	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years
Binomial Value	$3.82	$2.37	$3.72	$2.81	$4.12	$3.13

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2014, is approximately $1.45 less per option or $1,126,876 for the 777,162 stock options awarded to the NEOs on February 26, 2014. In 2013, the difference between the grant date fair value for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2013, was approximately $0.91 less per option or $726,217 for the 798,054 stock options awarded to the NEOs on February 18, 2013. The accounting fair value is amortized over the vesting period of the awards. In 2012, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2012, was approximately $0.99 less per option or $698,342 for the 705,402 stock options awarded to the NEOs on February 20, 2012. The accounting fair value is amortized over the vesting period of the awards.
(5)	This column includes only the annual short-term incentive awards paid to the NEOs.
(6)	As described under Pension arrangements, for all NEOs except for Mr. Vanaselja this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. For Mr. Vanaselja, it represents the service cost evaluated for an additional year of service.
(7)	All Other Compensation is comprised of the following components:

				CORPORATION
		PERQUISITES AND		CONTRIBUTION
		OTHER PERSONAL		UNDER EMPLOYEES				TOTAL ALL OTHER
		BENEFITS	(a)	SAVINGS PLAN	(b)	OTHER	(c)	COMPENSATION
NAME	YEAR	($)		($)		($)		($)
G.A. Cope	2014	122,373		28,000		16,247		166,620
	2013	122,373		28,000		16,796		167,169
	2012	122,373		25,000		15,642		163,015
S.A. Vanaselja	2014	–		12,400		7,606		20,006
	2013	–		11,500		8,362		19,862
	2012	–		11,500		7,950		19,450
W. Oosterman	2014	–		15,000		8,533		23,533
	2013	–		15,000		8,783		23,783
	2012	–		15,000		8,799		23,799
K.W. Crull	2014	64,171		15,000		12,623		91,794
	2013	77,874		15,000		11,340		104,214
	2012	77,874		14,000		10,854		102,728
T. Little	2014	–		12,500		7,526		20,026
	2013	–		12,000		7,492		19,492
	2012	–		12,000		7,542		19,542

	(a)	For Mr. Cope, it consists mainly of a perquisite allowance in the amount of $120,000 for years 2014, 2013, 2012. For Mr. Crull, it is essentially composed of a perquisite allowance of $45,500 and of tuition fees in the amount of $15,000 for 2014 and $30,000 each of years 2013 and 2012. Perquisites and other personal benefits that in aggregate are worth less than $50,000 or 10% of the total annual base salary of a NEO for the financial year are not included.
	(b)	Under the Employees’ Savings Plan, employees, including NEOs, can contribute up to 6% of their eligible earnings to buy BCE common shares. The Corporation contributes $1 for every $3 that the employee contributes. In order to encourage share ownership over the longer term, participants may not withdraw any common shares bought with their own contributions under the plan for a two-year period to allow employer contributions to vest. The amounts shown include both vested and unvested employer contributions.
	(c)	For all NEOs, this column includes mainly company-paid life insurance premiums and gross-up payments.
(8)	Includes a one-time special RSU retention grant of $5,000,000.

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11.2 Incentive plan awards

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2014. Refer to section 9.5 entitled 2014 Compensation elements under the heading Long-Term Incentive Plan for key features of the plans.

NAME	OPTION-BASED AWARDS							SHARE-BASED AWARDS
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS
									MARKET	MARKET
								NUMBER	OR PAYOUT	OR PAYOUT
								OF SHARES	VALUE OF	VALUE OF
							VALUE OF	OR UNITS	SHARE-BASED	SHARE-BASED
					OPTION		UNEXERCISED	OF SHARES	AWARDS THAT	AWARDS NOT
				TOTAL	EXERCISE	OPTION	IN-THE-MONEY	THAT HAVE	HAVE NOT	PAID OUT OR
	GRANT	VESTED	NOT VESTED	OPTIONS	PRICE(1)	EXPIRATION	OPTIONS(3)	NOT VESTED	VESTED(4)	DISTRIBUTED(4)
	DATE	(#)	(#)	(#)	($)	DATE(2)	($)	(#)	($)	($)
G.A. Cope	2014-02-26	0	384,490	384,490	47.90	2021-02-25	2,068,556	206,821	$11,019,449	$60,893,033
	2013-02-18	0	394,826	394,826	44.47	2020-02-17	3,478,417
	2012-02-20	0	356,493	356,493	39.73	2019-02-19	4,830,480
S.A. Vanaselja	2014-02-26	0	81,807	81,807	47.90	2021-02-25	440,122	44,006	$2,344,615	$17,743,821
	2013-02-18	0	84,006	84,006	44.47	2020-02-17	740,093
	2012-02-20	0	75,850	75,850	39.73	2019-02-19	1,027,768
W. Oosterman	2014-02-26	0	114,529	114,529	47.90	2021-02-25	616,166	180,304	$9,606,578	$27,442,631
	2013-02-18	0	117,608	117,608	44.47	2020-02-17	1,036,126
	2012-02-20	0	106,190	106,190	39.73	2019-02-19	1,438,875
K.W. Crull	2014-02-26	0	114,529	114,529	47.90	2021-02-25	616,166	61,607	$3,282,428	$7,166,170
	2013-02-18	0	117,608	117,608	44.47	2020-02-17	1,036,126
	2012-02-20	0	91,020	91,020	39.73	2019-02-19	1,233,321
T. Little	2014-02-26	0	81,807	81,807	47.90	2021-02-25	440,122	44,006	$2,344,615	$4,276,590
	2013-02-18	0	84,006	84,006	44.47	2020-02-17	740,093
	2012-02-20	0	75,850	75,850	39.73	2019-02-19	1,027,768

(1)	The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.
(2)	The term of any option may not exceed 10 years from the effective date of the grant. Since 2011, options have been granted with a seven-year term. The Compensation Committee can always recommend and the Board approve another option term at time of grant as long as the maximum 10-year expiry date is respected.
(3)	The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2014, i.e. $53.28, less the exercise price of those options.
(4)	The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2014, i.e. $53.28, times the number of share units held by the employee in the RSU, PSU and DSU plans, as applicable. For RSUs, PSUs and DSU plans, it also includes dividends credited in the form of additional RSUs (including the December 15, 2014 declared dividend)

Incentive plan awards – value vested or earned during the year

The following table summarizes option-based awards and share-based awards that vested during 2014 as well as annual short-term incentive awards earned during 2014. Refer to section 9.5 entitled 2014 Compensation elements under the heading Long-Term Incentive Plan and Annual Short-Term Incentive Awards sections for the key features of the plans.

							NON-EQUITY INCENTIVE
	OPTION-BASED AWARDS		SHARE-BASED AWARDS				PLAN COMPENSATION
					VALUE VESTED		VALUE EARNED
		VESTED OPTIONS	VALUE ON		DURING THE		DURING THE
		DURING 2014	VESTING DATE	(1)	YEAR	(2)	YEAR	(3)
NAME	VESTING DATE	(#)	($)		($)		($)
G.A. Cope	2014-02-20	323,171	$6,924,013		$6,924,013		$3,433,500
S.A. Vanaselja	2014-02-20	76,220	$1,473,225		$1,473,225		$827,700
W. Oosterman	2014-02-20	91,464	$2,062,540		$2,062,540		$1,170,000
K.W. Crull	2014-02-20	91,464	$1,767,882		$1,767,882		$1,113,750
T. Little	–	–	$1,743,225		$1,743,225		$693,750

(1)	The RSUs (and the RSUs credited in lieu of dividends on those RSUs) and PSUs granted on February 20, 2012, vested in full on December 31, 2014. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $53.28.
(2)	For all NEOs, on vesting day the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $53.28.
(3)	These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2014 annual short-term incentive awards paid in cash and/or in DSUs.

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The following table shows the increase of the ownership in the Corporation by each NEO by electing to reinvest all or a portion of their annual short-term incentive payouts in DSUs, for the last three years.

	2014			2013			2012
	% ELECTED	VALUE	(1)	% ELECTED	VALUE	(1)	% ELECTED	VALUE	(1)
NAME	IN DSUs	($)		IN DSUs	($)		IN DSUs	($)
G.A. Cope	–	$0		–	$0		–	$0
S.A. Vanaselja	–	$0		–	$0		100%	$934,375
W. Oosterman	100%	$1,170,000		100%	$1,201,500		100%	$1,162,500
K.W. Crull	50%	$556,875		–	$0		–	$0
T. Little	50%	$346,875		–	$0		–	$0

(1)	The effective date of the grants of DSUs for the 2014 annual short-term incentive was February 19, 2015, and the share price used for conversion was $55.63. For the 2013 annual short-term incentive, the effective date of the grant of the DSUs was February 19, 2014, and the share price used for conversion was $47.14. For the 2012 annual short-term incentive, the effective date of the grant of the DSUs was February 12, 2013, and the share price used for conversion was $44.23. For all grants, the share price is equal to the closing share price of a board lot of common shares of BCE on the Toronto Stock Exchange on the last trading day before the grant comes into effect.

The following table shows the increase of the ownership in the Corporation by each NEO by electing to reinvest all or a portion of their 2012 RSU and PSU payouts in DSUs.

	2012 RSUs	2012 PSUs			TOTAL
	% ELECTED	VALUE	% ELECTED	VALUE	VALUE
NAME	IN DSUs	($)	IN DSUs	($)	($)
G.A. Cope	–	$0	–	$0	$0
S.A. Vanaselja	–	$0	–	$0	$0
W. Oosterman	100%	$1,375,006	100%	$687,534	$2,062,540
K.W. Crull	50%	$589,284	50%	$294,658	$883,941
T. Little	–	$0	–	$0	$0

The following table lists the number and net value of options that were exercised during 2014 by each NEO.

NET VALUE
	NUMBER OF SHARES		REALIZED UPON
NAME	ACQUIRED ON EXERCISE	EXERCISE PRICE	EXERCISE	(1)
G.A. Cope	323,171	47.92	3,906,685
S.A. Vanaselja	–	–	–
W. Oosterman	–	–	–
K.W. Crull	–	–	–
T. Little	–	–	–

(1)	This amount is calculated based on the differences between the exercise price and the market price of the shares at the time of exercise.

Stock option plan

The stock option plan was established in 1999. It is available to officers and other employees of the Corporation and its subsidiaries who in the opinion of the Compensation Committee have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

In 2014, 2,915,361 options were granted under the stock option plan, representing 0.3% of issued and outstanding shares, none of which were vested as of December 31, 2014.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. Since 2011, options have been granted with a seven-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. However, the Compensation Committee may not, without shareholder approval:

  increase the number of common shares that can be issued under the stock option plan reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)
  extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes

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  make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

In 2014, amendments of a “housekeeping” nature were made to the stock option plan. These amendments did not adversely alter or impair the terms or conditions of the options previously granted to an optionee under the plan. Shareholder approval was not required for these amendments. Additional information regarding the stock option plan can be found in section 9.5 entitled 2014 Compensation Elements under the heading Long-Term Incentive Plan and in section 11.5 entitled Termination and change-in-control benefits under the heading Stock Options.

Securities authorized for issuance under equity compensation plans

	NUMBER OF SECURITIES		NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS EXCLUDING SECURITIES REFLECTED IN COLUMN (A) (#) (C)
	TO BE ISSUED	WEIGHTED AVERAGE
	UPON EXERCISE OF	EXERCISE PRICE OF
	OUTSTANDING OPTIONS,	OUTSTANDING OPTIONS,
	WARRANTS AND RIGHTS	WARRANTS AND RIGHTS
	(#)	($)
NAME	(A)	(B)
Equity compensation plans approved by security holders	–	–	–
Equity compensation plans not approved by security holders(1)	9,278,190	43	35,292,963	(2)
Total	9,278,190	43	35,292,963

(1)	The key features of the stock option plan are provided under section 9 entitled Compensation Discussion & Analysis – Long-Term Incentive Plan.
(2)	This number includes 12,411,790 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2014.

								COMMON
	COMMON				COMMON			SHARES UNDER
	SHARES				SHARES ISSUED			OUTSTANDING
	ISSUABLE	(1)			TO DATE			OPTIONS
	NUMBER		%	(2)	NUMBER	%	(2)	NUMBER		%	(2)
BCE Inc. Long-Term Incentive (Stock Option) Program (1999)(3)	32,159,363	(4)	3.8		17,534,542	2.1		9,278,190	(5)	1.1
Employees’ Savings Plans (1970) and (2000)	10,135,275	(6)	1.2		19,953,464	2.4		N/A		N/A

(1)	This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.
(2)	Outstanding BCE common shares as at December 31, 2014 = 840,330,353.
(3)	As at the date of this circular, there were 31,310,884 common shares issued and issuable under the Stock Option Program (1999), which represented 3.7% of the then outstanding common shares.
(4)	Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).
(5)	As at the date of this circular, there were 11,153,196 common shares underlying outstanding options, which represented 1.3% of the then outstanding common shares.
(6)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2014	2013	2012
Dilution(1)	1.1%	1.0%	0.7%
Overhang(2)	3.8%	4.3%	4.4%
Burn Rate(3)	0.3%	0.4%	0.3%

(1)	(Total options outstanding) ÷ (total common shares outstanding).
(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).
(3)	(Total options granted during the fiscal year) ÷ (total common shares outstanding).

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11.3 Employees’ savings plans (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. In most instances, employees who have completed at least six months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can choose to have up to 12% of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. The employer contributes up to 2% of the employee’s annual eligible earnings to the plan. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (the “1970 ESP”) and the BCE Inc. Employees’ Savings Plan (2000) (the “2000 ESP”). The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both ESPs are substantially similar.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. In 2014, shares were purchased on the open market for employer contributions and no shares were issued from treasury to fill employee contributions.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Shares purchased with employee contributions may not be withdrawn from the plan for a two-year period to allow employer contributions to vest. Shares are then purchased with the employer contributions and become available to the participant. Upon departure from the Corporation, except upon involuntary termination, retirement or death, the unvested employer contributions are forfeited.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

However, the Board may not, without shareholder approval:

  amend the limit on employee contribution
  amend the offering period to more than 27 months
  introduce a discount purchase price
  amend the maximum Corporation contribution
  increase the number of common shares issuable pursuant to the ESPs, or allow for a potential dilution associated with the ESPs, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

In light of the transaction related to the purchase by BCE of all outstanding shares of Bell Aliant Inc not already held by BCE (the “Transaction”) and pursuant to the authority granted to the Board under the 1970 ESP, effective January 3, 2015, the Board, upon recommendation of the MRCC made the following amendments to the 1970 ESP:

  Participants enrolled under Bell Aliant ESPs were automatically enrolled in the 1970 ESP;
  All shares of BCE held by the participants under the Bell Aliant ESPs were transferred into such participants’ 1970 ESP account.

No changes were made to the 2000 ESP and no other changes beyond those discussed above were made to the 1970 ESP in 2014. These changes did not require shareholder approval.

11.4 Pension arrangements

DEFINED CONTRIBUTION ARRANGEMENTS

THE DC BASIC PLAN IS THE SUM OF:

  Employee contributions: Employee may contribute up to a maximum of 4% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit.
  Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%.
a.	Registered DC Plan Arrangement
The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant has the responsibility to choose how to invest the contributions made in his or her registered account and the rate of return depends on his or her choice. Employee contributions, Corporation contributions and any investment returns are immediately vested. The sum of employee and employer contributions is limited to the maximum allowed under the ITA for registered pension plans.

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b.	DC Notional Account
When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions stop being deducted from the employee’s pay and deemed employer contributions start to accumulate in his or her DC Notional Account. The notional account is credited monthly at the rate of return of an actively managed fund called the Bimcor Balanced Fund. This notional account accumulates until termination, retirement or death, at which point it is paid in cash to the employee or beneficiary.

DEFINED CONTRIBUTION SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DC SERP)

All EVPs, including NEOs, hired or appointed to an officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions accumulated in their accounts under the DC Basic Plan (Registered DC Plan Arrangement and DC Notional Account) while serving as an officer.

Once an executive officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age and years of service) to 3.0 upon reaching 80 points is applied to employer contributions (DC Basic Plan). An executive officer may therefore accumulate while an officer (through employer contributions and the related multiplier) up to a maximum of 18% of his or her pensionable earnings plus credited investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

  the employer’s contributions accumulated in their accounts under the DC Basic Plan; less the employer’s contributions accumulated in their accounts under the DC Basic Plan at the date they became officers.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The entire cost is paid by the Corporation for the DC SERP, and this benefit is payable in a lump sum at termination, death or retirement. The DC SERP, by its nature, does not include any indexation provision.

The following table shows amounts from all the Corporation’s defined contribution arrangements applicable for the NEOs subject to this pension arrangement.

			BALANCE AS OF			NON-		BALANCE AS OF
	NAME OF THE		DECEMBER 31, 2013	COMPENSATORY	(1)	COMPENSATORY	(2)	DECEMBER 31, 2014
EXECUTIVE	ARRANGEMENT		($)	($)		($)		($)
G.A. Cope(3)	DC Basic Plan	(5)	2,106,557	257,502		373,326		2,737,385
	DC SERP	(6)	2,493,526	347,628		648,938		3,490,092
	Total		4,600,083	605,130		1,022,264		6,227,477
W. Oosterman	DC Basic Plan	(5)	818,715	117,090		135,146		1,070,951
	DC SERP	(6)	763,183	128,799		208,726		1,100,708
	Total		1,581,898	245,889		343,872		2,171,659
K.W. Crull	DC Basic Plan	(5)	977,089	106,965		174,686		1,258,740
	DC SERP	(6)	817,029	106,965		244,500		1,168,494
	Total		1,794,118	213,930		419,186		2,427,234
T. Little(4)	DC Basic Plan	(5)	298,793	84,310		52,981		436,084
	DC SERP		0	0		0		0
	Total		298,793	84,310		52,981		436,084

(1)	Employer contribution in 2014 for the different DC arrangements.
(2)	Employee contribution and investment return for the DC Basic Plan, and investment return for the DC SERP.
(3)	In conjunction with his appointment as President and COO of Bell Canada in January of 2006 and to recognize the level of seniority at which he joined the Corporation, Mr. Cope was credited five years of service and $180,000 of notional employer contributions in his DC Notional Account (included under DC Basic Plan in the above table) through a special arrangement.
(4)	Mr. Little will become eligible for his DC SERP benefits in November 2015.
(5)	DC Basic Plan includes the Registered DC Plan Arrangement and the DC Notional Account.
(6)	As of December 31, 2014, these NEOs were eligible for the following SERP multipliers:

EXECUTIVE	AGE	SERVICE		POINTS	MULTIPLIER
G.A. Cope	53.4	14.1	(a)	67.5	2.35	x
W. Oosterman	54.2	8.4		62.6	2.10	x
K.W. Crull	50.4	9.8		60.2	2.00	x

(a)	Includes five years of service granted upon hire through a special arrangement.

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DEFINED BENEFIT ARRANGEMENTS

DB BASIC PLAN

For each year of pensionable service from January 1, 1987, under the DB Basic Plan, the amount of annual pension payable to Mr. Vanaselja from age 65 shall be equal to the sum of:

i.	1.0% of the Year’s Maximum Pensionable Earnings of the year (YMPE); and
ii.	1.7% of the officer’s average annual pay during the best 60 consecutive months of pensionable earnings (AAPE) in excess of the YMPE.
a.	Registered DB Plan Arrangement

The Registered DB Plan Arrangement is a component of the Bell Plan. This arrangement is calculated using the AAPE in which the officer’s compensation produces the highest average. However, it is limited to the maximum allowed under the ITA for registered pension plans. Benefits are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

b.	Excess DB Pension

The excess pension is the pension amount that exceeds the ITA limit on registered pension plans. The entire cost is paid by the Corporation.

This benefit is payable only upon retirement or death after age 55 and is not subject to any deductions for government benefits or other offset amounts. Benefits are also partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

DEFINED BENEFIT SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DB SERP)

All executive officers, including NEOs, hired or appointed to an officer position on or before December 31, 2004, are eligible for benefits under the DB SERP. The executive officer receives 1.5 years of pensionable service for every year he or she serves as an officer. Retirement eligibility is based on the executive officer’s age and years of service. The Board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special DB SERP arrangement. The DB SERP is a non-contributory arrangement.

In general, an executive officer is eligible to receive DB SERP benefits when he or she reaches one of the following:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.

Pensions are calculated based on pensionable service and pensionable earnings. Pensionable earnings include base salary and annual short-term incentive awards, up to a maximum of the target value, whether they are paid in cash or DSUs. The average of the executive officer’s best consecutive 36 months of pensionable earnings is used to calculate his or her pension.

An executive officer may receive up to a maximum of 70% of his or her average pensionable earnings as total pension benefits under the DB Basic Plan and DB SERP. Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the executive officer. Pension payments are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

In addition to the results in the following table, the executive officers receive a retirement allowance equal to one year’s base salary when they retire under DB SERP provisions. This is not included in their pensionable earnings.

SPECIAL DEFINED BENEFIT ARRANGEMENT (DB SA)

From time to time, the Board may grant a DB SA that would become payable to NEOs if they were to retire before being eligible for their DB SERP. This benefit can be granted to compensate for any gaps between the DB Basic Plan and the DB SERP in certain circumstances.

The following table shows information from all the Corporation’s defined benefit arrangements for the active NEO subject to this pension arrangement.

			ANNUAL BENEFITS PAYABLE				ACCRUED				NON-		ACCRUED
	NUMBER OF						OBLIGATION AT		COMPENSATORY		COMPENSATORY		OBLIGATION AT
	YEARS CREDITED		AT YEAR END	(1)	AT AGE 65	(2)	START OF YEAR	(3)	CHANGE	(4)	CHANGE	(5)	YEAR END	(6)
EXECUTIVE	SERVICE (#)		($)		($)		($)		($)		($)		($)
S.A. Vanaselja
DB Basic Plan(7)	20.9		301,699		484,298		4,783,897		175,009		1,563,263		6,522,169
DB SERP & DB SA(8)	30.8	(9)	229,741		315,633		3,733,838		539,760		893,118		5,166,716
Total			531,440		799,931		8,517,735		714,769		2,456,381		11,688,885

(1)	Annual benefits payable at year end represents the pension payable under the DB SA and under the DB Basic Plan assuming the final average earnings as of December 31, 2014. The immediate pensions illustrated in this table are under the joint & survivor option.
(2)	Annual benefits payable at age 65 represents the pension payable under the DB SERP and under the DB Basic Plan assuming the final average earnings as of December 31, 2014 is fixed and the NEO continues to work up to age 65. The pensions illustrated in this table are under the joint & survivor option.
(3)	Accrued obligation at start of year is performed using the assumptions in the financial statement as of the plan measurement date (December 31, 2013). The accrued obligation excludes the retirement cash allowance equal to one year’s base salary payable upon retirement pursuant to the DB SERP.
(4)	The compensatory change for 2014 represents the current service cost evaluated for an additional year of service and his increase in salary in 2014.
(5)	The non-compensatory change represents the impact of the discount rate (from 4.9% to 4.0%) and the change of YMPE (established and revised annually by the government and used for the purposes of the Canada/Québec Pension Plan) on accrued obligation.
(6)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 4.0% and increase in base salary of 2.50% annually. The accrued obligation excludes the retirement cash allowance equal to one year’s base salary payable upon retirement pursuant to the DB SERP.
(7)	The DB Basic Plan includes the Registered DB Plan Arrangement and the Excess DB Pension.
(8)	Mr. Vanaselja is eligible for DB SERP benefits if he retires on or after age 60. If his employment terminates or is severed before age 60, his annual pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age under his DB SA.
(9)	The number of years of credited service for calculating total pension benefits for DB SERP at December 31, 2014 was 30.8 years, which includes 20.9 years of actual service and an additional 9.9 years that was credited to Mr. Vanaselja under the Corporation’s policy, pursuant to which 1.5 years of service is credited for every year of actual service while acting as an officer.

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11.5 Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of and NEO’s employment or a change in control. The Compensation Committee has the authority to depart from these standard provisions at the time an option, an RSU or a PSU is granted.

STOCK OPTIONS

EVENT
Voluntary resignation

All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.
Termination without cause (other than following a change in control)

Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement(1)

Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death

All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change in control

If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change in control, unvested options can be exercised for a period of 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs AND PSUs

EVENT	RSUs	PSUs
Voluntary resignation	All outstanding unvested grants are forfeited on the event date.
Termination for cause	All outstanding unvested grants are forfeited on the event date.
Termination without cause (other than following a change in control)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.	Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.
Retirement(1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.	Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.
Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.
Change in control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change in control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

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Estimated payments for named executive officers upon termination of employment or change in control

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change in control. Amounts were calculated as if termination had occurred on December 31, 2014.

GEORGE A. COPE

The terms applicable in the event of different termination scenarios, which were agreed upon on Mr. Cope’s appointment as President and CEO, are described in the table below.

			2014	ADDITIONAL
	NOTICE		SHORT-TERM	PENSION				STOCK
	PERIOD(1)	SEVERANCE(2)	AWARD	BENEFITS(3)	PERQUISITES(4)	RSUs(5)	PSUs(5)	OPTIONS(6)	TOTAL
EVENT	($)	($)	($)	($)	($)	($)	($)	($)	($)	BENEFITS(4)
Termination without cause (other than following a change in control)	–	9,019,825	–(7)	1,897,083	240,000	–	–	–	11,156,908	24-month extension
Termination for cause	–	–	–	–	–	–	–	–	–	–

Voluntary resignation	466,667	–	–	–	40,000	–	–	–	506,667	4-month
										extension
Long-term disability (LTD)(8)	–	9,019,825	–(7)	1,897,083	240,000	–	–	–	11,156,908	Until age 65
Death	–	–	–	–	–	7,346,280	3,673,169	10,377,453	21,396,902	–
Resignation for good reason(9)	–	9,019,825	–(7)	1,897,083	240,000	–	–	10,377,453	21,534,361	24-month
										extension
Termination without cause following a change in control(9)

(1)	In case of voluntary resignation, Mr. Cope must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying Mr. Cope’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.
(2)	The 24-month severance is calculated using Mr. Cope’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. Mr. Cope’s average annual short-term incentive award for 2012 and 2013 was $3,109,913. Severance is payable in equal installments over a 12-month period, without interest.
(3)	Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. This additional pension value will be payable in 12 monthly instalments without interest. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if Mr. Cope had remained employed during such 24-month period, such amount being payable within 30 days following termination. Refer to section 11.4 entitled Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, Mr. Cope will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation. Refer to footnote (1) above for information on LTD.
(4)	Upon a termination event other than termination for cause, LTD and voluntary resignation, all benefits and perquisites will be maintained for 24 months except the following: short- and long-term disability plans, vacation, parking, security system and IT support. Outplacement services will also be provided as per the policy for executives. In the event of alternate employment within the 24-month period, all benefits and perquisites will cease immediately. Upon LTD, Mr. Cope will receive LTD benefits in accordance with the Corporation’s LTD plan up to age 65 and 24 months of perquisites.
(5)	If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2014, Mr. Cope had the following holdings under both plans evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2014, of $53.28. Accelerated vesting in case of death was also calculated using the same price.

		DECEMBER 31, 2014
PLAN	NUMBER OF UNITS HELD	VALUE
RSUs	137,881	$7,346,280
PSUs	68,941	$3,673,169

(6)	If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2012, 2013 and 2014 until their expiry date. In case of death or termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2014, of $53.28. Refer to section 11.2 entitled Incentive plan awards for complete details on outstanding stock options for Mr. Cope.
(7)	Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2014 is disclosed in the Summary Compensation Table.
(8)	Thirty days after becoming totally disabled, Mr. Cope is deemed to have resigned from his position and becomes eligible to receive termination payments and perquisite allowance identical to those applicable in case of termination without cause. He will receive benefits and payments under the Corporation’s LTD plan until age 65 (continuation of health care benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD which provides for continued participation.
(9)	The provisions applicable to a resignation for good reason or a termination following a change in control are the same as those applicable to any termination without cause, except with regards to the provisions applicable to his stock options. Under Mr. Cope’s agreement, resignation for good reason may only take place during the two years following a change in control (defined as acquisition of more than 50% of the common shares of Bell Canada or BCE by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) Mr. Cope is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in Mr. Cope’s compensation.

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The payments and benefits described in the table on the previous page (with the exception of the Notice Period column) are subject to Mr. Cope’s compliance with the 12-month non-competition (in Canada), non-solicitation and non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by Mr. Cope to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, Mr. Cope’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

If the Corporation needs to restate its financial statements due to gross negligence, intentional misconduct or fraud on the part of Mr. Cope during the 24 months preceding the restatement, and it is determined that cash or equity awards paid to Mr. Cope would have been lower than awards actually awarded or received had the restatement occurred prior to the payment of such award (“Restated Amounts”), the Board will have the right to:

  require him to reimburse the portion of any cash or vested incentive compensation awarded to him after July 11, 2008 (date of appointment as President and CEO) in excess of the restated amounts, net of tax and transaction costs cancel the portion of unvested cash or equity compensation awards, cash bonuses or deferred compensation granted to him after July 11, 2008 in excess of the Restated Amounts, and require him to reimburse any gain realized by him from the exercise of options granted to him after July 11, 2008 in excess of the Restated Amounts, net of tax and transaction costs.

To the extent permitted by law, the Corporation will pay for Mr. Cope’s legal fees should a dispute with respect to the above clawback policy occur.

OTHER NAMED EXECUTIVE OFFICERS

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2014.

								STOCK		OTHER
		SEVERANCE	(1)	RSUs	(2)	PSUs	(3)	OPTIONS	(4)	PAYMENTS	(5)	TOTAL
	EVENT	($)		($)		($)		($)		($)		($)
S.A. Vanaselja(6)	Termination without cause (other than following a change in control)	1,860,000		–		–		–		–		1,860,000
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,563,077		781,538		2,207,983		–		4,552,598
	Termination without cause in the 18 months following a change in control	1,860,000		–		–		2,207,983		–		4,067,983
W. Oosterman(7)	Termination without cause (other than following a change in control)	2,250,000		–		–		–		–		2,250,000
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		8,512,435		1,094,143		3,091,167		–		12,697,745
	Termination without cause in the 18 months following a change in control	2,250,000		–		–		3,091,167		–		5,341,167
K.W. Crull(8)	Termination without cause (other than following a change in control)	3,000,000		–		–		–		300,000		3,300,000
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		2,188,285		1,094,143		2,269,447		300,000		5,851,875
	Death	–		2,188,285		1,094,143		2,885,613		–		6,168,041
	Termination without cause in the 18 months following a change in control	3,000,000		–		–		2,885,613		300,000		6,185,613
T. Little	Termination without cause (other than following a change in control)	1,875,000		–		–		–		–		1,875,000
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,563,077		781,538		2,207,983		–		4,552,598
	Termination without cause in the 18 months following a change in control	1,875,000		–		–		2,207,983		–		4,082,983

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(1)	Even though there are no formal agreements between Mr. Vanaselja and Mr. Little and the Corporation, a severance indemnity equal to 18 months of base salary and annual short-term incentive award at target has been estimated based on their seniority and years of service. For Messrs. Oosterman and Crull, this represents the severance indemnity payable in accordance with their respective employment agreement, as detailed in footnotes (7) and (8) below. Messrs. Vanaselja, Oosterman, Crull and Little do not have special severance provisions in the event of a termination without cause following a change in control, and such termination would therefore trigger the provisions set forth for termination without cause, if any.
(2)	Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2014, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2014, of $53.28, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

	NUMBER	VALUE AS OF
NAME	OF UNITS HELD	DECEMBER 31, 2014
S.A. Vanaselja	29,337	$1,563,077
W. Oosterman	159,768	$8,512,435
K.W. Crull	41,071	$2,188,285
T. Little	29,337	$1,563,077

(3)	Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2014, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2014 of $53.28, under the PSUs plan. Accelerated vesting resulting from death was also calculated using the same price:

	NUMBER	VALUE AS OF
NAME	OF UNITS HELD	DECEMBER 31, 2014
S.A. Vanaselja	14,669	$781,538
W. Oosterman	20,536	$1,094,143
K.W. Crull	20,536	$1,094,143
T. Little	14,669	$781,538

(4)	Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restricted covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted in 2011, 2012, 2013 and 2014 until their expiry. In case of death or termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2014 of $53.28. Refer to section 11.2 entitled Incentive Plan Awards for complete details on outstanding stock options for our NEOs.
(5)	For Mr. Crull, this represents the estimated costs of relocating from Toronto to the United States, which will be reimbursed by the Corporation in the event of a termination without cause or resignation in accordance with his employment agreement, as detailed under footnote (3) above.
(6)	As per his pension arrangement, Mr. Vanaselja is eligible for benefits under the DB SERP if his employment terminates or is severed before he reaches age 60. His annual pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age. In case of death, a reduced pension will be granted to his surviving spouse.
(7)	Mr. Oosterman’s employment agreement dated July 3, 2006, provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Oosterman’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.
(8)	In light of his appointment to the position of COO of CTVglobemedia Inc., which became effective on November 1, 2010, Mr. Crull’s agreement, dated January 26, 2005 and amended on October 25, 2005 and May 7, 2007, was further amended on September 30, 2010. Mr. Crull’s compensation was not modified as a result of that amendment. Mr. Crull’s employment agreement provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Crull’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement. In the event of termination without cause or voluntary resignation, the Corporation will reimburse pre-approved relocating costs from Toronto to the United States within nine months of termination. In addition, the vesting of RSUs, PSUs and stock options will continue for a 24-month period or until the options’ expiry date if earlier, in accordance with the vesting schedule attached to each grant of RSUs, PSUs and stock options. Following the end of the 24-month period, vested options will be exercisable for 30 days.

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12	OTHER IMPORTANT INFORMATION

12	OTHER IMPORTANT INFORMATION

12.1 Interest of informed persons in material transactions

To the best of our knowledge, there were no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2 Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3 Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadian the carrier company is not controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares
  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell ExpressVu, Bell  Media and Bell Canada (in its capacity as the licensee of Bell Fibe TV distribution systems in Ontario and Québec) generally mirror the rules for Canadian owned and controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

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12.4 How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2014. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are also available on our website. You can also ask us for a copy of these documents, as well as of the documents listed below, at no charge:

  our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report any interim financial reports that were filed after the financial statements for our most recently completed financial year our MD&A for the interim periods
  the circular for our most recent annual shareholder meeting, and our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King, by e-mail at inquiries@dfking.com, by telephone at 1-866-822-1244 (toll free within Canada or the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French or by fax at 1-888-509-5907 (North American Toll Free Facsimile) or 647-351-3176.

12.5 Shareholder proposals for our 2016 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2016 annual shareholder meeting.

Your proposals must be received by us by December 6, 2015.

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13	SCHEDULE A – BCE AMENDED AND RESTATED BY-LAW ONE

BCE Inc. – By-law one

A by-law to regulate generally the business and affairs of the Corporation

PART 1 – SHAREHOLDERS

Section 1.01 Meetings

Subject to the laws governing the Corporation and the Articles of the Corporation, meetings of shareholders of the Corporation may be held at such place and at such time as the directors, the Chair ~~Chairman~~ of the Board or the President, if he is a director, shall determine.

Section 1.02 Notice of Meetings and Documentation

Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Where there is more than one person registered as a shareholder in respect of any share or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them. Notice of shareholder meetings or any other notices or documents intended for shareholders may be given by prepaid mail, facsimile, or by any electronic or other communication facilities. The Board of Directors may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors and auditors by any means permitted under the laws governing the Corporation or pursuant to the Articles or by-laws of the Corporation. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine. Subject to applicable laws, a notice or other document shall be deemed to have been given, delivered or sent (i) when it is delivered personally or to the recorded address pursuant to Section 1.13 hereof; (ii) when it has been deposited in a post office or post office letter box; or (iii) when it has been dispatched or delivered for dispatch by means of facsimile, electronic or other communication facilities.

Section 1.03 Omission of Notification

The accidental omission to give, deliver or send any notice to any shareholder, director or auditor or the non-receipt of any notice by any such person or any irregularity or error in any notice or in the giving, delivery or sending thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 1.04 Participation by Electronic Means

Any person entitled to attend and vote at a meeting of shareholders may (i) vote at the meeting in person or by proxy (and, subject to any determinations made from time to time by the directors, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities); and (ii) may participate in the meeting by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities.

Section 1.05 Meetings by Electronic Means

The Board of Directors may determine the manner of which meetings of shareholders shall be held (either at a specific place, or by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other, or a combination of the foregoing), as permitted by the laws governing the Corporation and the Articles of the Corporation; and when calling a meeting of shareholders, the Board of Directors may determine that such meeting will be held entirely by means of such telephonic, electronic or other communication facilities, provided that all participants shall be able to communicate adequately with each other during the meeting.

Section 1.06 Quorum

Except as otherwise provided in the Articles of the Corporation, the quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing not less than 25% of the outstanding shares of the Corporation entitled to be voted at such meeting. If a quorum is not present within such reasonable time (determined by the Chair of the meeting) after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat may adjourn the meeting to a fixed time and place. A person participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.

~~Except as otherwise provided in the Articles of the Corporation, the holders present in person or by proxy of not less than 20% of the outstanding shares of the Corporation entitled to be voted at a meeting of shareholders shall constitute a quorum. If a quorum is not present within 30 minutes of the opening of the meeting, the meeting shall be adjourned to such date, not less than 15 days nor more than 30 days thereafter, and to such time and place as may be designated by the chairman of the meeting, and except as required by the laws governing the Corporation, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the earlier meeting that is adjourned and by advertisement in each newspaper in which notice of the record date for the original meeting was published. Notwithstanding the foregoing, the Corporation shall not be required to announce by way of advertisement in newspapers the adjournment of the meeting to a date not more than three business days after the original meeting to the extent that the only item of business at such adjourned meeting is the designation by the chairman of a date, time and place for a further adjournment of~~

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~~the meeting. At any adjourned meeting, the holders of shares of the Corporation present in person or by proxy, whether they hold more or less than 20% of the outstanding shares of the Corporation entitled to vote at the meeting, shall constitute a quorum and may transact the business and any amendments thereto for which the meeting was originally called, and any other business which may come properly before such adjourned meeting. A person participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.~~

Section 1.07 Chair  ~~Chairman~~ of Meeting

The Chair  ~~Chairman~~ of the Board, or in his absence, the lead director, if any, appointed under Section 2.07 hereof, or in his absence, the President, if he is a director, or in his absence, any officer who is a director, or in his absence any Vice-President who is a shareholder, shall preside as chair ~~chairman~~ at any meeting of the shareholders. If all of the foregoing be absent, the persons present and entitled to vote at said meeting shall choose one of their number to act as chair ~~chairman~~ of the meeting. In the case of an equality of votes at any meeting of the shareholders, the Chair of the meeting shall not have a second or casting vote.

Section 1.08 Procedure at Meetings

The chair  ~~chairman~~ of any meeting of shareholders shall conduct the meeting and shall determine the procedure thereof in all respects. The decision of the chair ~~chairman~~ on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the meeting.

Section 1.09 Persons Entitled to Be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditors and others who, although not entitled to vote, are entitled or required under the laws governing the Corporation or the Articles of the Corporation to be present at the meeting. Any other person may be admitted by permission of the chair ~~chairman~~ of the meeting or with the consent of the meeting.

Section 1.10 Scrutineers

The chair  ~~chairman~~ of a meeting of shareholders may, or if a ballot is to be taken shall, appoint one or more persons, who need not be shareholders, to act as scrutineers at any such meeting.

Section 1.11 Voting

Voting at any meeting of shareholders shall be by a show of hands by holders present (or represented by proxy) at such meeting except where, either before or after any vote by show of hands a ballot is required by the chair ~~chairman~~  of the meeting or is demanded by any person present and entitled to vote at the meeting. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot. Any ballot shall be taken in such manner and either at once or after adjournment, as the chair  ~~chairman~~ of the meeting shall direct. Unless otherwise required by law or by the Articles of the Corporation, a majority of the votes cast shall be sufficient for all purposes and shall be the decision of the meeting. A declaration by the chair ~~chairman~~  of any meeting that a vote taken upon a question has been carried or carried unanimously or by particular majority, or lost or not carried by a particular majority, shall be conclusive evidence of the fact. ~~In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a casting vote in addition to the vote or votes to which he is entitled as a shareholder or proxyholder.~~ Where there is more than one person registered as a shareholder in respect of any share or shares and if more than one of such persons be present at any meeting in person or by proxy, that one of the said persons so present whose name stands first in the securities register of the Corporation in respect of such share or shares shall alone be entitled to vote in respect thereof.

To the extent permitted by the by-laws or the Articles of the Corporation or by the laws governing the Corporation, the directors may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The directors may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

Section 1.12 Dividends and Other Amounts

A dividend or other amount payable in cash with respect to the outstanding shares of the Corporation may be paid by cheque drawn on a financial institution or by electronic means to or to the order of each registered holder of shares of the class or series in respect of which it is to be paid. Cheques may be sent by prepaid ordinary mail or delivered to such registered holder at his address as recorded in the securities register of the Corporation, unless such holder has otherwise directed. In case of joint holders, a cheque shall, unless such joint holders have otherwise directed, be made payable to the order of all such joint holders and if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, a cheque shall be mailed or delivered to the first address so recorded. The mailing or delivery of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge all liability for the dividends (or other amounts) for the sum represented thereby plus the amount of any tax, levy or duty which the Corporation was required to and did withhold. In the event of non-receipt of any cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount upon such terms as to indemnity, reimbursement of expenses and evidence of non-receipt as the directors or any officer or agent designated by them may from time to time prescribe, whether generally or in any particular case.

Dividends or other amounts payable in cash with respect to the outstanding shares of the Corporation may be paid to shareholders in Canadian currency or in equivalent amounts of a currency or currencies other than Canadian currency. The Board of Directors may declare dividends or other amounts in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other amounts.

Section 1.13 Addresses of Shareholders

Every shareholder shall furnish to the Corporation or any agent appointed by the Corporation an address to which all notices and documents intended for the shareholders shall be sent by prepaid mail or hand delivery. If a shareholder fails to furnish such an address, the address of such shareholder shall be deemed to be that of the office at which the central securities register of the Corporation is maintained; provided that the Treasurer may change or cause to be changed the address of any shareholder in accordance with any information believed by him to be reliable.

The Corporation may maintain a supplemental list of shareholders who consent to receive notices or documents intended for the shareholders by means of electronic or other communication facilities. Such supplemental list and the electronic addresses contained therein shall not be included in, and shall be deemed not to form part of, the securities register required to be maintained by the Corporation or the shareholders’ lists or supplemental shareholders’ list required

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to be furnished by the Corporation in certain circumstances. In the event that the Corporation is unable to deliver, in accordance with such supplemental list, notices or documents required to be delivered by the laws governing the Corporation or pursuant to the Articles or by-laws of the Corporation to a shareholder at the electronic address provided to the Corporation, the Corporation shall deliver such notices or documents at the address of such shareholder maintained in the securities register in accordance with the first paragraph of this Section 1.13.

Section 1.14 Advance Notice of Nominations of Directors

(a)

Subject to the laws governing the Corporation and the Articles of the Corporation, only persons who are nominated in accordance with this Section 1.14 shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called was the election of directors:

	(i)	by or at the direction of the Board of Directors, including pursuant to a notice of meeting;
	(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or a requisition of the shareholders made in accordance with the Act; or
	(iii)	by any person (a “Nominating Shareholder”)
(A)

who, at the close of business on the date of the giving of the notice provided for below in this Section 1.14 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

		(B)	who complies with the notice procedures set forth below in this Section 1.14.
(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 1.14.

(c)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be given:
(i)

in the case of an annual meeting of shareholders, not less than 30 days before the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date;

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:
	(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (the “Proposed Nominee”):
		(A)	the name, age, and province or state, and country of residence of the Proposed Nominee;
		(B)	the principal occupation, business or employment of the Proposed Nominee, both at present and within the five years preceding the notice;
(C)

the number of securities of each class of voting securities of the Corporation or its subsidiaries which are beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(D)

a description of any agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s election as director;

(E)

whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee;

(F)

whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act, and whether the Proposed Nominee is “Canadian” within the meaning of the Broadcasting Act and the Telecommunications Act; and

(G)

any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has any rights or obligations relating to the voting of any securities of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(e)

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 1.14; provided, however, that nothing in this Section 1.14 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with

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the procedures set forth in this Section 1.14 and, if any proposed nomination is not in compliance with this Section 1.14, to declare that such defective nomination shall be disregarded.
(f)	For purposes of this Section 1.14:
(i) “Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended;
(ii)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(iii)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(g)

Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this Section 1.14 may only be given by personal delivery, facsimile transmission (at such contact information as set out on the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com) or electronic mail (to corporate.secretariat@bell.ca), and shall be deemed to have been given and made only at the time it is served by personal delivery or email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(h)	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 1.14.

PART 2 – DIRECTORS

Section 2.01 Election and Term of Office

The directors shall be elected at each annual meeting of shareholders, except as otherwise provided by the laws governing the Corporation. Each director shall hold office (i) until the next annual meeting; (ii) until such person ceases to be a director as provided by the Articles of the Corporation or the laws governing the Corporation; or (iii) until the resignation of such director becomes effective, that is, at the time a written resignation is sent to the Corporation or at the time specified in the resignation, whichever is later.

Section 2.02 Time, Place and Notice of Meetings

As soon as may be practicable after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present may be held, without notice, provided that they shall constitute a quorum, for the appointment of the officers and the election of the Chair ~~Chairman~~ of the Board and the President of the Corporation, if he is a director, and the transaction of such other business as may come before the meeting.

Subject to the provisions of any resolution of the directors, (i) meetings of the directors may be called at any time by or by order of the Chair ~~Chairman~~  of the Board, the President, if he is a director, any officer who is a director or any two directors; and (ii) notice of the time and place of each meeting of the directors shall be delivered, mailed, or communicated by means of telephonic, electronic or any other communication facilities to each director at least 24 hours, excluding holidays, before the time fixed for the meeting, save that no notice shall be necessary if all the directors are present or if, either before or after the meeting is held, those absent waive notice.

Meetings of the Board of Directors may be held at any place within or outside Canada. In addition, meetings of the Board of Directors may be held by means of telephonic, electronic or other communication facilities that permit all directors to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities and in accordance with the procedures, if any, that may be adopted from time to time by the directors.

Section 2.03 Participation to Meetings

If all the directors of the Corporation consent, a director may participate in a meeting of the Board of Directors or of a committee of directors by means of telephonic, electronic or other communication facilities that permit all directors to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities and in accordance with the procedures, if any, that may be adopted from time to time by the directors.

Section 2.04 Quorum and Voting

The directors may, from time to time, fix by resolution the quorum for meetings of the directors which shall, in all cases, be at least a majority of the directors. If not fixed by resolution of the directors, a majority of directors shall constitute a quorum. ~~but unless so fixed three directors shall constitute a quorum.~~ At any meeting of the directors, any question shall be decided by a majority of the votes cast. In the case of an equality of votes at any meeting of the directors, the Chair of the meeting shall not have a second or casting vote. A director participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.

Section 2.05 Chair  ~~Chairman~~ of Meeting

Subject to the provisions of any resolution of the directors, the Chair ~~Chairman~~  of the Board, or in his absence, the President, if he is a director, or in the absence of all of them, any officer who is a director, or in the absence also of any such officer, such director as the meeting shall select, shall act as chair ~~chairman~~ of the meeting.

Section 2.06 Number of Directors

Subject to the provisions of the laws governing the Corporation and of the Articles of the Corporation, the number of directors shall be as determined from time to time by resolution of the directors.

Section 2.07 Chair  ~~Chairman~~ of the Board

The directors may determine, as they shall deem appropriate from time to time, that the Chair  ~~Chairman~~ of the Board: (i) shall not be an officer of the Corporation and shall act solely in a non-executive capacity; or (ii) shall be an officer of the Corporation and shall act in an executive capacity. Should the directors at any time determine that the Chair  ~~Chairman~~ of the Board shall be for the time being an officer of the Corporation and shall act in an executive capacity, they shall as soon as practicable appoint from among themselves a director (hereinafter referred to as the “lead director”) who is not an employee of the Corporation or any of its subsidiaries to ensure that the Board of Directors can function independently of management of the Corporation.

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PART 3 – EXECUTION OF DOCUMENTS

Section 3.01 Execution of Documents

The directors may from time to time determine the officers or other persons by whom any documents of the Corporation shall be executed and the manner of execution thereof, including the use of reproduction by means of facsimile or electronic facilities of any or all signatures and the use of the corporate seal or a reproduction thereof by means of facsimile or electronic facilities.

PART 4 – REPEAL

Section 4.01 Repeal

Upon the date of this by-law becoming effective, BY-LAW NO. 1 shall be repealed, provided that such repeal shall not affect the previous operation of BY-LAW NO. 1 or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to such BY-LAW NO. 1 prior to its repeal and provided further that all by-laws of the Corporation previously repealed shall remain repealed. All officers and persons acting under BY-LAW NO. 1 shall, notwithstanding its repeal, continue to act as if appointed under the provisions of this By-Law or by the Canada Business Corporations Act and all resolutions of the shareholders or Directors passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

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14	SCHEDULE B – SHAREHOLDER PROPOSALS

Three shareholder proposals have been submitted for consideration at the meeting by the “Mouvement d’éducation et de défense des actionnaires” (MéDAC), an investor holding at least $2,000 worth of BCE common shares. The full text of each proposal and supporting comments are set out in italics below (translation from the original proposals submitted by MéDAC in French).

PROPOSAL NO. 1 – Director qualifications: lack of social and environmental responsibility experience

Be it resolved that the Board of Directors revise its director nominee selection process to include social and environmental responsibility knowledge and experience requirements.

In its social responsibility report, BCE acknowledges that sustainable development is a global issue and acts in line with an overall sustainable development vision, targeting responsible economic growth, by forging relationships between communities and protecting the environment. BCE is also a signatory to the United Nations Global Compact, a set of universal principles in the areas of human rights, labour, the environment and anti-corruption.

Yet, from a review of the profiles of the director nominees standing for election in the last annual general meeting, it is clear that none of the nominees had any specific or general social, environmental or sustainable development qualifications. In addition, the directors’ continuous education program does not appear to include any information or training sessions to enhance director knowledge in this area.

We raise the following question: how can directors factor sustainable development criteria into their decision-making if they lack the basic knowledge to do so? How can the Human Resources and Compensation Committee members take non-financial criteria into account in assessing the performance of senior executives given their lack of basic knowledge in the area?

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 1 for the following reasons:

The Board’s objective is to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the Board routinely deals. The Board believes that its current process to identify and select potential directors allows it to achieve this objective, including with regard to social and environmental responsibility, as demonstrated by BCE’s leadership in that regard. Among other things, the Corporation is the first and only telecommunications company in Canada to obtain ISO 14001 certification for its environmental management system. The Corporation is also listed on several social investment indices and is included in more than 60 investment funds based on social and/or environmental screening criteria. BCE has been listed on the 50 Most Socially Responsible Corporations by Maclean’s, and on the Best 50 Corporate Citizens in Canada and the Global 100 Most Sustainable Corporations In the World by Corporate Knights.

Finally, the Board has implemented a range of social and environmental policies which are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

As a result, the Board believes that the process it follows to identify directors allows it to fulfill its responsibilities, including in terms of social and environmental responsibility.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL NO. 2 – Gender equality

Be it resolved that the Board of Directors adopt a policy stipulating that it undertakes to achieve a minimum critical mass of 40% representation of each sex in the next five years.

The Board of Directors currently includes only two women among its 13 directors. However, the current consensus is that women have the knowledge, skills and experience to serve on boards of directors of all sizes, including the Board of BCE. If we take, for example, the total number of directors who successfully completed Université Laval’s corporate governance training program, over 40% of them were women. While specific competency is available to meet such an objective in a timely manner, the value added of a better representative balance on the Board should also be taken into account. In this respect, note that human resources studies have identified that the two sexes have different and complementary leadership styles and management qualities.

This approach ensures neither sex is isolated due to under-representation and maximizes the benefits of a complementary decision-making vision. Such an approach was put forward by the European Community in its gender parity study.

BCE stands apart as one of Canada’s Top 50 Socially Responsible Corporations for 2012 according to Maclean’s/Jantzi-Sustainalytics and is ranked one of the 2013 Best Corporate Citizens in Canada by Corporate Knights. BCE must also distinguish itself through its openness to a greater presence of women on its Board of Directors by setting an objective to be met over a five-year period of 40% women directors serving on its Board.

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The Board of Directors recommends that shareholders vote AGAINST Proposal No. 2 for the following reasons:

The Board supports the objective of increasing the number of women as directors. To that end, as disclosed in section 6 entitled Corporate Governance Practices – Board of directors – Composition of the Board of directors and nomination of directors, the Board has adopted a policy regarding diversity and the representation of women on the Board. The policy provides that the Governance Committee will, when identifying and considering individuals for election to the Board: (i) consider only the most qualified candidates based on their skills, expertise, experience and background, (ii) consider the level of representation of women on the Board, and (iii) strive to include, within the candidates considered, individuals with a diverse background, including gender, age, ethnicity and experience. Finally, the policy states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee will consider its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

The Board, on the recommendation of the Governance Committee, also adopted a target that women represent at least 25% of non-executive directors by the end of 2017. The Board believes that such target, which will be reviewed on a regular basis by the Governance Committee, is consistent with approaches proposed by various groups and corporations in the North American context and appropriate for promoting diversity and the attraction of the most highly qualified directors available who will contribute to the broad range of issues which the Board has to address.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL NO. 3 – Class action for overcharging of listed mandatory fees

Be it resolved that BCE Inc. disclose, at the next annual meeting, the policy it intends to adopt to avoid further legal proceedings for abusive business and pricing practices.

On June 13, 2014, a large class action was authorized by the Superior Court of Québec against Bell Canada (BCE) and Bell ExpressVu for overcharging its listed mandatory fees from December 1, 2007 to June 29, 2011 across Canada. The charges at issue involved fees for touch-tone service, Internet modem rental, MSN Premium service and network access, digital service, HD receiver rental for Fibe TV and long-distance network access. Any Canadian who subscribed to those services and was charged the aforementioned fees may claim damages.

We would be remiss in failing to raise this issue, given the corporation’s values with regard to social responsibility and service quality. Such practices may jeopardize BCE’s operating legitimacy, and the Board of Directors must ensure that all policies are implemented to maintain such legitimacy. This facet of social responsibility deserves greater focus and respect.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 3 for the following reasons:

BCE has implemented solid corporate-wide policies and practices to govern ethics, business practices and risk management that govern how we do business. First, as described in section 6.3 entitled Ethical business conduct, the Board has adopted a Code of Business Conduct that sets out the highest standards of honest and ethical conduct that our shareholders and customers expect of us in all aspects of our business. The Code mandatorily applies to all directors, executives and employees of BCE. Furthermore, as described in section 6.1 entitled Board of directors – Risk Oversight, BCE has a strong culture of risk management under the ultimate responsibility of the Board, that applies at all levels of the organization. Our risk management framework is part of how BCE  operates on a day-to-day basis, including our business practices, customer relations and compliance with applicable laws.

The Board disputes any assumption that the existence of a legal proceeding against the Corporation implies that its business and pricing practices would be abusive. Despite BCE’s commitment to conduct its business to the highest standards of ethics, integrity, honesty, fairness and professionalism, the Corporation may from time to time be named as defendant or be involved in various legal proceedings. BCE manages and mitigates these risks through a robust legal and litigation management function and if changes to our business practices are required as a result of changes in laws or otherwise they are implemented in due course.

Finally, and contrary to what the proposal implies, no court has yet ruled regarding the merits of the allegations contained in the legal proceeding referred to in the proposal. The proceeding has been certified, the first stage to proceed as a class action, and based on information currently available and management’s assessment of the merits of such legal proceeding, the Corporation believes that it has strong defences and intends to vigorously defend its position.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

84 BCE Inc. 2015 PROXY CIRCULAR

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If you have any question about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King.

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